PROSPECTUS
                                3,550,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                ----------------

    Of the 3,550,000 shares of Common Stock offered hereby, 2,250,000 shares are being sold by Mitek Systems, Inc. (the "Company") and 1,300,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

    The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "MITK." On November 20, 1996, the last sale price for the Common Stock, as reported on the Nasdaq SmallCap Market was $2.625 per share.

                            ------------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" AT PAGE 5.
                             ---------------------
THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES  COMMISSION   NOR
     HAS   THE   SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY  STATE
        SECURITIES   COMMISSION    PASSED   UPON    THE   ACCURACY    OR
            ADEQUACY   OF   THIS   PROSPECTUS.   ANY  REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          UNDERWRITING                        PROCEEDS TO
                          PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                           PUBLIC       COMMISSIONS (1)     COMPANY (2)     STOCKHOLDERS (3)
Per Share...........       $2.25             $0.17             $2.08             $2.08
Total (4)...........     $7,987,500         $603,500         $4,680,000        $2,704,000

(1) Excludes the value of warrants to purchase an aggregate of 146,250 shares of Common Stock to be issued to the Underwriters. The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses estimated at $540,000, including a 1% non-accountable expense allowance payable to Cruttenden Roth Incorporated, which are payable by the Company.

(3) A Selling Stockholder has agreed to pay $25,000 towards offering expenses incurred in connetion with the sale of its shares of Common Stock.

(4) A Selling Stockholder has granted the Underwriters an option, exercisable within 45 days of the date hereof, to purchase up to an additional 532,500 shares of Common Stock solely to cover overallotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $9,185,625, $694,025, $4,680,000, and $3,811,600, respectively. See "Underwriting."

    The shares of Common Stock are offered by the Underwriters subject to receipt and acceptance of such shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that certificates for such shares will be ready for delivery on or about November 26, 1996.

                            ------------------------

UNTERBERG HARRIS                                                 CRUTTENDEN ROTH
                                                                  INCORPORATED

                               November 21, 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ SMALL CAP AND IN THE OVER-THE-COUNTER MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS DESCRIBED IN THIS
PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    The Company develops and markets automatic data recognition ("ADR") products which enable the automation of costly, labor intensive business functions such as check and remittance processing, forms processing and order entry. The Company's products incorporate proprietary neural network software technology for the recognition and conversion of hand printed or machine generated characters into digital data. Neural networks are powerful tools for pattern recognition applications consisting of sets of mathematical equations with parameters that self-adjust to "learn" various forms and patterns. The Company's software products are currently used to process sales orders, checks and other financial documents, tax forms, credit card drafts, time sheets, and insurance applications.

    Despite significant advances in information technology, vast amounts of data continue to be created on paper through hand or machine printing. In 1995, according to industry reports, over 60 billion checks were written in the United States alone and the volume of checks processed is expected to grow between 4% and 5% for 1996. In the United States, approximately 600,000 people are engaged in data entry of information contained in hand printed and machine generated documents such as processing of checks, medical forms, remittances, and payroll documents. Moreover, manual data entry functions are generally highly repetitive and labor intensive tasks. As a result, enterprises with large data entry requirements have long sought to automate portions of the data entry process with the emphasis placed on accuracy and consistency.

    Leveraging its core intelligent character recognition ("ICR") technology, the Company offers a family of software products that it believes offers the highest accuracy commercially available for the recognition of hand printed characters. The Company's ADR products incorporate the Company's ICR software engine, QuickStrokes API, which has been developed with a flexible underlying architecture to respond to customer demands for additional features and functionality. The Company markets its products and services primarily through its direct sales organization, primarily to key systems integrators and designers of large high performance document processing systems. The Company sells to original equipment manufacturers ("OEMs"), such as BancTec Technologies, Inc. ("BancTec"), NCR Corporation ("NCR"), Bull Corporation of North America ("ABC Bull"), Unisys and IA Corporation of America ("IA Corporation"), system integrators such as SHL Systemhouse, Inc. (a subsidiary of MCI Communications Corporation) and Wheb Systems, Inc. ("Wheb"), and value-added resellers ("VARs") such as One Button Operating System, Inc., Comprehensive Business Solutions, Inc. and Moon Sung Systems.

    Elements of the Company's business strategy include: strengthening its technological leadership in ICR technology, expansion of OEM channels of distribution, penetration of vertical markets, building a recurring revenue base through maintenance contracts and expansion of the Company's sales and marketing capability. The Company has begun to address vertical end-user markets through the introduction of the Premier Forms Processor product ("PFP"). The PFP incorporates the Company's core ICR technology in an application designed to be marketed directly to end users in a broad variety of industries which require high volume automated data entry.

    Prior to March 1995, the Company was engaged in the business of modifying computer systems for electronic security under the TEMPEST name, principally for the defense industry. In March 1995, the Company sold the assets of its TEMPEST business and discontinued TEMPEST operations.

    The Company was incorporated in Delaware in 1986, its principal executive offices are located at 10070 Carroll Canyon Road, San Diego, California 92131, and its telephone number is (619) 635-5900. The Company's Internet address is http:\\www.miteksys.com.

                                  THE OFFERING

Common Stock offered hereby:
  By the Company...................................  2,250,000 Shares
  By the Selling Stockholders......................  1,300,000 Shares
Common Stock to be outstanding after the
 offering..........................................  10,032,971 Shares (1)
Use of proceeds....................................  General  corporate  purposes, including working capital,  capital  expenditures
                                                     related  to  research  and development,
                                                     and expansion  of sales  and  marketing
                                                     capabilities. See "Use of Proceeds."
Nasdaq SmallCap Market symbol......................  MITK

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FISCAL YEAR ENDED SEPTEMBER 30,
                                                         ------------------------------------------
                                                           1993       1994       1995       1996
                                                         ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales:
    ADR................................................  $   2,894  $   4,674  $   5,079  $   8,154
    TEMPEST (2)........................................     10,171      5,489      1,554         --
                                                         ---------  ---------  ---------  ---------
      Total net sales..................................     13,065     10,163      6,633      8,154
  Gross margin.........................................      3,494      3,506      3,303      5,371
  Operating income (loss)..............................       (908)    (1,280)      (273)     1,366
  Net income (loss)....................................  $    (902) $  (1,058) $     (69) $   1,229
  Net income (loss) per share..........................  $    (.13) $    (.15) $    (.01) $     .15
  Weighted average shares outstanding (3)..............      6,866      6,877      7,286      8,203

                                                                                        AS OF SEPTEMBER 30, 1996
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(4)
                                                                                        ---------  --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash................................................................................  $     210    $    4,350
  Working capital.....................................................................      1,884         6,024
  Total assets........................................................................      3,762         7,902
  Long-term liabilities...............................................................          6             6
  Total stockholders' equity..........................................................  $   2,652    $    6,792

------------------------------
(1) As of September 30, 1996, does not include (i) up to 146,250 shares issuable upon exercise of warrants to be granted to the Underwriters upon completion of this offering (the "Underwriters' Warrant"), (ii) up to 215,000 shares issuable upon the exercise of additional outstanding warrants and (iii) 463,041 shares issuable upon the exercise of options granted under the Company's 1986 Stock Option Plan, 1988 Nonqualified Stock Option Plan and 1996 Stock Option Plan (the "Option Plans") at a weighted average per share exercise price of $1.21.

(2) In March 1995, the Company sold the assets of its TEMPEST business and discontinued TEMPEST operations.

(3) For an explanation of the number of shares used to compute net income per share, see Note 1 of the Notes to the Consolidated Financial Statements.

(4) As adjusted to reflect the sale of 2,250,000 shares of Common Stock offered by the Company hereby at a public offering price of $2.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

PRODUCT CONCENTRATION

    The Company currently derives substantially all of its product revenues from licenses and sales of products incorporating its ADR technology. As a result, factors adversely affecting the pricing of or demand for the Company's ADR products and services, such as competition from other products or technologies, any decline in the demand for automated entry of hand printed characters, negative publicity or obsolescence of the hardware or software environments in which the Company's products operate could have a material adverse effect on the Company's business, operating results and financial condition. The Company's financial performance will continue to depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of the Company's ADR products and services. There can be no assurance that the Company will continue to be successful in developing and marketing its ADR products and related services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products."

DEPENDENCE ON EMERGING MARKETS FOR ADR PRODUCTS

    The market for ADR products is relatively new, intensely competitive, highly fragmented, underdeveloped, and rapidly evolving. Marketing and sales techniques in the ADR marketplace, as well as the bases for effective competition, are not well established. There can be no assurance that the market for ADR products will develop or that, if it does develop, organizations will adopt the Company's products or services. The Company has spent, and intends to continue to spend, significant resources educating potential customers about the benefits of its products. However, there can be no assurance that such expenditures will enable the Company's products to achieve further market acceptance, and if the ADR market fails to develop or develops more slowly than the Company anticipates, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Industry Background" and "-- Competition."

NEW PRODUCTS AND CHANGING TECHNOLOGIES

    The markets for products incorporating ADR technology are characterized by rapidly advancing technology and rapidly changing user preferences. The Company's ability to compete effectively with its ADR product line will depend upon its ability to meet changing market conditions and develop enhancements to its products on a timely basis in order to maintain its competitive advantage. In addition, continued growth will ultimately depend upon the Company's ability to develop additional technologies and attract strategic alliances for related or separate product lines. There can be no assurance that the Company will be successful in developing and marketing product enhancements and additional technologies, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace, will be of acceptable quality, or will achieve market acceptance. For example, the Company's recently-introduced PFP product is designed to address certain vertical markets, many of which have not in the past made extensive use of ADR technologies. The Company intends to make significant investments in further development and marketing relating to its PFP product. Should the markets fail to develop, or should the Company's new products, including its PFP product, fail to gain market acceptance, the
Company's business, operating results and financial condition would be materially adversely affected. If the Company is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. Moreover, from time to time, the Company or its competitors may announce new products or technologies that have the potential to replace the Company's existing product offerings. There can be no assurance that the announcement of new product offerings will not cause customers to defer purchases of existing Company products, which could adversely affect the Company's results of operations. See "Business -- Products" and "-- Technology."

RECENT LOSSES

    The Company incurred losses of $902,000, $1,058,000 and $69,000 in fiscal 1993, 1994 and 1995, respectively. It has only recently begun to operate profitably. There can be no assurance that this trend in increasing profitability will continue or that the Company will not incur substantial losses in the future. See "Selected Consolidated Financial Data."

EXPANSION OF SALES AND DISTRIBUTION CHANNELS

    The Company has historically sold its ADR products to OEMs in the form of recognition engines to be incorporated into such OEMs' products. The OEM has then traditionally performed much of the marketing and distribution of the Company's products. With the introduction of the Company's PFP product line, which is intended to be sold principally to end users, the Company has substantially increased and plans substantial future increases in expenditures to build and maintain a global marketing, sales and customer support infrastructure. Additionally, the Company intends to increase both its product offerings and target markets through marketing, sales and distribution and development of relationships with other companies. The Company intends to increase the number of these strategic relationships as well as form alliances with systems integrators, VARs and consultants. Whether the Company can successfully generate its own sales leads, introduce new products and enter new markets will depend on its ability to expand its direct sales and support services, expand its indirect distribution channel, and increase its relationships and alliances with other companies. As a result of its planned expansion, the Company expects to incur significant costs to build such corporate infrastructure, and any failure to achieve growth in revenues in excess of increased expenses would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to successfully expand its direct sales and support services force, expand its indirect distribution channel, or establish or maintain successful third party relationships. Any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

CUSTOMER CONCENTRATION; DEPENDENCE ON KEY CUSTOMERS

    Because the Company currently markets its products principally to OEMs and systems integrators, the Company is dependent upon a few significant customers for the majority of its sales. In the fiscal year ended September 30, 1996, three customers, BancTec, TCSI Corporation ("TCSI") and Wheb, accounted for an aggregate of 42% of the Company's total sales. The Company currently has no long term contracts with these or other significant customers. Thus, there can be no assurance that the Company's significant customers will continue to purchase products from the Company and any reductions in orders from any of the Company's significant customers could have a material adverse effect upon the Company's business, operating results and financial condition. The Company recently received notice from TCSI that TCSI will not be placing any additional orders for the Company's products in the forseeable future due to a change in the direction of TCSI's business, and no assurance can be given that the Company will be able to replace the revenues it might have received from such orders. While the Company intends to expand the direct marketing of its products, no assurances can be given with respect to the speed or success of such efforts. Consequently, the Company anticipates that it may continue to be dependent upon a select number of significant customers for a substantial portion of its revenues in the near future. As a result, any cancellation, delay or reduction in orders from any of these customers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Customers and End Users."

DEPENDENCE ON THIRD PARTY LICENSORS

    The Company licenses certain critical software from third parties. The core ICR software for the Company's Quickstrokes API engine is licensed from HNC Software, Inc. ("HNC") pursuant to a License Agreement dated November 23, 1992, between the Company and HNC. In addition, the Company licenses certain software incorporated in its PFP product line from VALIdata Sistemas de Captura, S.A. de C.V. ("VALIdata") pursuant to a Marketing License Agreement dated as of March 26, 1996 between the Company and VALIdata. The Company also licenses certain software relating to the presentation of characters for inspection from Cognitronics Imaging Systems, Inc. All of these licenses are "fully paid."
However, the VALIdata license agreement requires the Company to undertake certain obligations, and the failure of the Company to meet such obligations, or the violation of the terms of any of the other licenses, could result in a termination of one or more these licenses. Furthermore, the Company's license agreement with VALIdata will expire in March 1997 and, upon expiration, the Company's license to PFP application software will terminate unless the parties mutually agree to renew the license agreement. In the event that any of the foregoing license agreements terminates, the Company may be required to develop or obtain licenses for replacement software. Development or procurement of replacement software would be costly and require a substantial expenditure of time and effort by the Company. Furthermore, no assurance can be given that the Company would be able to develop or license replacement software on a timely or cost-effective basis. Accordingly, the loss of any license could have a material adverse impact upon the Company's business, financial condition and results of operations. See "Business -- Technology."

MANAGEMENT OF CHANGING BUSINESS; ABILITY TO MANAGE GROWTH

    Prior to November 1992, the Company's business focused on the development and sales of its TEMPEST products to government and defense industry customers. In November 1992, the Company obtained a license to certain ADR technologies and began a period of significant transition in its business focus. The transition of business focus and the growth of the ADR business has placed, and will continue to place, a strain on the Company's management, operational, financial and accounting resources. To continue the ongoing development of its technologies, while  at  the same  time  managing  the products  it  is  already shipping, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified personnel, use a portion of available capital to support the expense of enhancing and marketing its technologies, and manage its growth in the face of a rapidly changing business environment. Moreover, in order to support additional commercial applications of its current products while continuing to enhance its ADR technologies, the Company may need to expand its customer engineering capabilities and develop tools and documentation which will enable customers and OEMs to develop, integrate and test their products without requiring direct support from the Company's product development groups. There can be no assurance that these processes can be successfully managed given the Company's limited resources. See "Business -- Overview."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

    The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors including the timing of customer projects and purchase orders, new product announcements and releases by the Company and other companies, gain or loss of significant customers, price discounting of the Company's products, the timing of expenditures, customer product delivery requirements, availability and cost of components or labor and economic conditions generally and in the information technology market specifically. Any unfavorable change in these or other factors could have a material adverse effect on the Company's operating results for a particular quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

    Many of the Company's customers order on an as-needed basis and often delay issuance of firm purchase orders until their project commencement dates are determined. Quarterly revenue and operating results will therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast accurately. Moreover, a significant portion of the Company's sales have historically resulted from shipments during the last few weeks of the quarter from orders generally received in the last month of the quarter. Any concentration of sales at the end of the quarter may limit the Company's ability to plan or adjust operating expenses. Therefore, if anticipated shipments in any quarter do not occur or are delayed, expenditure levels could be disproportionately high as a percentage of sales, and the Company's operating results for that quarter would be adversely affected.

    The Company expects quarterly fluctuations to continue for the foreseeable future. Accordingly, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. No assurance can be given that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

BROAD DISCRETION AND POSSIBLE CHANGES IN APPLICATION OF NET PROCEEDS

    No specific purpose has been identified for the use of the net proceeds of this offering, and a significant portion of the estimated net proceeds has been allocated for working capital. Consequently, the Company will have broad discretion as to the specific application of these proceeds. See "Use of Proceeds."

LENGTHY SALES CYCLE

    Due in part to the mission-critical nature of certain of the Company's applications, potential customers perceive high risk in connection with adoption of the Company's neural network technology. As a result, customers have been cautious in making product acquisition decisions. In addition, the purchase of the Company's products involves a significant commitment to the Company's technologies, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. Because of the lengthy sales cycle, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company likely would not be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the typical size of customers' orders, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results.

RISK OF PRODUCT DEFECTS

    Products as complex as those offered by the Company, particularly the Company's QuickStrokes and PFP products, may contain undetected defects or errors when first introduced or as new versions are released. As a result, the Company has in the past and could in the future face loss or delay in recognition of revenues as a result of software errors or defects. In addition, the Company's products are typically intended for use in applications that may be critical to a customer's business. As a result, the Company expects that its customers and potential customers have a greater sensitivity to product defects than the market for software products generally. Furthermore, in connection with the sale of its TEMPEST business, the Company agreed to indemnify the purchaser for all product defect claims (other than product errors claims) arising out of products which were sold, or services which were rendered, prior to the sale of the TEMPEST business. Consequently, the Company still faces potential product defect claims from the TEMPEST business. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which would have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Research and Development."

COMPETITION

    The market for the Company's ADR products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company faces direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to the Company's current and potential customers. The Company's principal competition comes from (i) customer-developed solutions;
(ii) direct competition from companies offering ICR systems; and (iii) companies offering competing technologies capable of recognizing hand printed characters. Many of the Company's competitors have longer operating histories, including greater experience in the data entry and character recognition markets, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition and a larger installed base of customers.

    It is also possible that the Company will face competition from new competitors. These include companies that are existing licensors, such as HNC, existing OEM, systems integrator and VAR customers such as BancTec, or dominant software companies with a presence in publishing or office automation such as Microsoft Corporation and Adobe Systems Incorporated. In addition, the Company's license agreement with HNC provides that, upon expiration of certain exclusivity periods beginning in November 1997, HNC will have the right to use certain of the core technologies used in the Company's ADR products, originally developed by HNC and licensed to the Company in 1992, to compete directly with the Company. Moreover, as the market for automated data entry and ICR software develops, a number of these or other companies with significantly greater resources than the Company could attempt to enter or increase their presence in the Company's market either independently or by acquiring or forming strategic alliances with competitors of the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, a significant percentage of the Company's revenues are attributable to the sale of co-processor boards sold together with the Company's software. Anticipated increases in the speed and power of the next generation of microprocessors, such as the Pentium P-6, could have the effect of reducing the demand for the Company's co-processor boards. It is also possible that the Company's co-processor boards will face competition from semiconductor manufacturers embedding the technology on their chips. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business -- Competition."

SUPPLIER AND COMPONENT DEPENDENCE

    The Company depends heavily on subcontracted manufacturers to provide the co-processor boards sold with its QuickStrokes API products to provide components on a timely basis at reasonable prices. Although the Company believes such board products could be obtained from a variety of third party manufacturers, the Company is currently receiving such products from only two suppliers, HNC and Electronic Surface Mounted Industries. There can be no assurance that the Company will be able to obtain, on a timely basis, all the components it requires. The Company has no long term contracts with either of the co-processor board suppliers. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby adversely affecting its operating results and allowing competitors to gain market share. Additionally, scarcity of such components could result in cost increases and adversely affect the Company's gross margin for its ADR products. See "Business -- Products."

PATENTS AND PROPRIETARY RIGHTS

    The Company's success and its ability to compete is dependent in part upon its proprietary technology. To license its products, the Company relies primarily on "shrink wrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, a substantial portion of the Company's sales are to OEMs and systems integrators pursuant to purchase orders and invoices that are not subject to any overriding purchase agreement or contract. As a result, the Company may have relatively limited visibility as to these customers' future requirements, and the scope and terms of the parties' agreements with respect to matters typically covered in such purchase agreements, such as intellectual property rights and indemnification, may not be clearly defined. Additionally, the Company generally relies on trademark, trade secret, copyright and patent law to protect its intellectual property. The Company may also rely on the creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance as means of protecting its proprietary technologies. There can be no assurance, however, that such means will be successful in protecting the Company's intellectual property. The Company presently has no patents or patent applications pending relating to the Quickstrokes API products. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The source code for the Company's proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Moreover, there can be no assurance that the protection provided to the Company's proprietary technology by the laws and courts of foreign nations against piracy and infringement will be substantially similar to the remedies available under United States law. Any of the foregoing considerations could result in a loss or diminution in value of the Company's intellectual property, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company could be liable for contributory infringement claims with respect to its OEM customers. There can be no assurances that any such infringement claims or claims by such OEMs for indemnification will not occur in the future. The Company could incur substantial costs in defending itself or its customers in litigation brought by third parties alleging infringement or in prosecuting infringement claims against third parties, or in seeking a determination of the scope and validity of the proprietary rights of others. Any such litigation could be costly and a diversion of management's attention, which by themselves could have material adverse effects on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from using its technologies, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology."

INFRINGEMENT OF PROPRIETARY RIGHTS

    The Company has in the past received correspondence that certain technologies incorporated in the Company's products infringe the patent rights of a third party. Although the Company has resolved the past claim and there are currently no claims of infringement pending against the Company, there can be no assurance that the Company will not receive notices in the future from third parties asserting that the Company's products infringe, or may infringe, third parties' intellectual property rights. There can be no assurance that licenses to disputed third-party technology or intellectual property rights would be available on reasonable commercial terms, if at all. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation is resolved in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology, and the court might invalidate the Company's patents, trademarks or other proprietary rights. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL SALES

    In fiscal 1995 and 1996, international sales represented approximately 21% and 31% of the Company's total revenues, respectively. The Company intends to continue to expand its operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. The Company has committed and continues to commit significant time and development resources to customizing its products for selected international markets and to developing international sales and support channels. There can be no assurance that the Company's efforts to develop products for international markets or to develop international sales and support channels will be successful. The failure of such efforts could have a material adverse effect on the Company's business, financial condition and results of operations. International sales are subject to inherent risks, including longer sales cycles, unexpected changes in regulatory requirements, uncertainties with regard to laws protecting proprietary technology, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burdens of complying with a variety of foreign laws, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences and political and economic instability. The Company's export sales are currently denominated exclusively in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. If for any reason exchange or price controls or other restrictions on foreign currencies are imposed, the Company's business, financial condition and results of operations could be materially adversely affected. As the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in certain parts of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

RECENT DELISTING

    In connection with restructuring its business from dependence upon TEMPEST products to its ADR technologies, the Company incurred significant write-downs and accruals with the termination of its TEMPEST business. These write-downs and accruals, which exceeded $1 million, caused the Company's net capital to fall below the minimum threshold for listing on the Nasdaq SmallCap Market. As a result, the Company's Common Stock was temporarily delisted from the Nasdaq SmallCap Market from March 1995 through May 1995. The Company immediately commenced a private placement of the Common Stock which successfully raised additional capital and the Company's Common Stock subsequently was relisted on the Nasdaq SmallCap Market. See "Certain Transactions."

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

    Following this offering, the Company's 5% stockholders, officers and directors will beneficially own approximately 31.34%, and John M. Thornton, Chairman of the Board, will beneficially own 27.4%, of the Company's outstanding Common Stock (26.0% and 22.10%, respectively, if the Underwriters' overallotment option is exercised in full). As a result, such persons will have significant ability to control the vote on matters submitted to stockholders for approval (including the election of all directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

DEPENDENCE ON KEY PERSONNEL

    The Company's future success depends in large part on the continued service of its key technical and management personnel. The Company does not have employment contracts with, or "key person" life insurance policies on, any of its employees. Loss of services of key employees could have a material adverse effect on the Company's operations and financial condition. Given the Company's state of development, the Company is also dependent on its ability to identify, hire, train, retain and motivate high quality personnel, especially highly skilled engineers involved in the ongoing developments required to refine the Company's technologies and to introduce future applications. The high technology industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that the Company will be able to attract qualified personnel or that the Company's current employees will continue to work for the Company. The failure to attract, assimilate and train key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

FACTORS INHIBITING TAKEOVER

    The Board of Directors is authorized to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock has been, and is likely to continue to be, highly volatile. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, claims of infringement of proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities. See "Price Range of Common Stock."

    Additionally, the Company offers software products in a range of prices. Sales of products with high average sales prices can constitute a significant percentage of the Company's quarterly revenue. Operating results in any period should not be considered indicative of the results to be expected for any future period, and there can be no assurance that the Company's net sales will continue to increase, or that its recent rate of quarterly sales and earnings growth will be sustained.

NO DIVIDENDS

    The Company has not paid any dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

    The offering involves an immediate and substantial dilution to new investors of $1.58 per share of Common Stock, or 70% of their investment between the public offering price of $2.25 per share of Common Stock and the pro forma net tangible book value of $0.67 per share of Common Stock upon the completion of the offering, at a public offering price of $2.25 per share and assuming no exercise of the overallotment option or the Underwriters' Warrant. See "Dilution."

FUTURE CAPITAL NEEDS

    The Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company or its stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. The Company's capital requirements will depend on many factors, including, but not limited to, the rate of market acceptance and competitive position of the products incorporating the Company's technologies, the levels of promotion and advertising required to launch and market such products and attain a competitive position in the marketplace, the extent to which the Company invests in new technology to support its product development efforts, and the response of competitors to the products offered by the Company.

LIMITATION ON OFFICERS' AND DIRECTORS' LIABILITIES UNDER DELAWARE LAW

    Pursuant to the Company's Certificate of Incorporation, and as authorized under applicable Delaware Law, directors and officers of the Company are not liable for monetary damages for breach of fiduciary duty, except for liability
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. See "Management --
Indemnification  of  Directors   and  Executive  Officers   and  Limitation   of
Liability."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered by the Company hereby are estimated to be $4,140,000 at the public offering price of $2.25 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders, or from the exercise of the Underwriters' overallotment option.

    The Company expects to use the net proceeds of this offering for general corporate purposes, including research and development, expansion of the Company's sales and marketing capabilities, and related capital expenditures and working capital. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, the Company has no present understandings, commitments, agreements or intentions with respect to any material acquisitions of other businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "MITK." The following table sets forth, for the fiscal periods indicated, the high and low closing prices for the Common Stock as reported by the Nasdaq SmallCap Market (or the OTC Bulletin Board for the period beginning March 1995 and ending May 1995). The quotations for the Common Stock traded on the Nasdaq SmallCap Market may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                                          HIGH        LOW
                                                                                        ---------  ---------
FISCAL 1994
  First Quarter.......................................................................  $ 1 10/32  $  1 1/16
  Second Quarter......................................................................      1 5/8     1 1/16
  Third Quarter.......................................................................     1 7/16      15/16
  Fourth Quarter......................................................................     1 3/16      15/16

FISCAL 1995
  First Quarter.......................................................................      1 1/4      13/16
  Second Quarter......................................................................      1 3/8        7/8
  Third Quarter.......................................................................     1 3/16      15/16
  Fourth Quarter......................................................................     1 7/16     1 1/16

FISCAL 1996
  First Quarter.......................................................................    1 15/32     1 7/32
  Second Quarter......................................................................     1 9/32      1 7/8
  Third Quarter.......................................................................      6 1/8          2
  Fourth Quarter......................................................................      5 7/8      3 1/2

FISCAL 1997
  First Quarter (through November 20, 1996)...........................................     4 7/32      2 5/8

    On November 20, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq SmallCap Market, was $2.625 per share. The number of record holders of Common Stock as of September 30, 1996 was 607 and the approximate number of beneficial holders is estimated to be over 1,000 as of that same date.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of September 30, 1996 and on an as adjusted basis to give effect to the sale of the 2,250,000 shares of Common Stock offered by the Company hereby at the public offering price of $2.25 per share and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus.

                                                                                        AS OF SEPTEMBER 30, 1996
                                                                                      ----------------------------
                                                                                         ACTUAL       AS ADJUSTED
                                                                                      -------------  -------------
Long-term liabilities (1)...........................................................  $       6,147  $       6,147
                                                                                      -------------  -------------
Stockholders' equity:
  Preferred stock, $0.001 par value; 1,000,000 shares authorized: no shares issued
   and outstanding..................................................................             --             --
  Common stock, $0.001 par value; 20,000,000 shares authorized: 7,782,971 shares issued and outstanding actual; 10,032,971 shares issued and outstanding pro forma
   (2)..............................................................................          7,783         10,033
  Additional paid-in capital........................................................      3,503,635      7,641,385
  Accumulated deficit...............................................................       (859,078)      (859,078)
                                                                                      -------------  -------------
    Total stockholders' equity......................................................      2,652,340      6,792,340
                                                                                      -------------  -------------
Total capitalization................................................................  $   2,658,487  $   6,798,487
                                                                                      -------------  -------------
                                                                                      -------------  -------------

------------------------
(1) See Note 8 of Notes to Consolidated Financial Statements.

(2) Does not include (i) up to 146,250 shares issuable upon exercise of the Underwriters' Warrant, (ii) up to 215,000 shares issuable upon the exercise of additional outstanding warrants and (iii) 463,041 shares issuable upon the exercise of outstanding options granted under the Option Plans at a weighted average per share exercise price of $1.21.

                                    DILUTION

    The net tangible book value of the Company as of September 30, 1996 was $2,545,377 or $0.33 per share of Common Stock. Net tangible book value per common share represents the amount of total tangible assets of the Company less the amount of total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,250,000 shares of Common Stock at the public offering price of $2.25 per share and receipt of the estimated net proceeds therefrom, and recognizing that the Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders or the exercise of the Underwriters' overallotment option, the pro forma net tangible book value of the Company at September 30, 1996 would have been approximately $0.67 per share. This represents an immediate increase in net tangible book value of $0.34 per share of Common Stock held by the existing stockholders of the Company or a 103% increase, and an immediate dilution of $1.58 per share to new investors purchasing shares at the public offering price, or a 70% decrease from the amount of their investment. "Dilution" per share is determined by subtracting pro forma net tangible book value per share after the offering from the amount paid for a share in the offering.

    The following table illustrates the dilution in net tangible book value per share to new investors as of September 30, 1996.

Assumed public offering price per share..............................             $    2.25
  Net tangible book value per common share as of September 30,
   1996..............................................................  $    0.33
  Increase in net tangible book value per share attributable to new
   investors.........................................................       0.34
                                                                       ---------
Pro forma net tangible book value per common share after the
 offering............................................................                  0.67
                                                                                  ---------
Dilution per share to new investors..................................             $    1.58
                                                                                  ---------
                                                                                  ---------

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following Consolidated Statement of Operations Data and Balance Sheet Data have been derived from the Financial Statements of the Company. The Consolidated Balance Sheets of the Company as of September 30, 1995 and 1996 and the related Consolidated Statements of Operations for each of the three years in the period ended September 30, 1996 have been audited by Deloitte & Touche LLP, Independent Auditors, whose report is included elsewhere in this Prospectus. The Consolidated Balance Sheets as of September 30, 1993 and 1994 and the related Consolidated Statements of Operations for year ended September 30, 1993 have also been audited. The data presented should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included herein.

                                                                          FISCAL YEAR ENDED SEPTEMBER 30,
                                                                     ------------------------------------------
                                                                       1993       1994       1995       1996
                                                                     ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales:
  ADR..............................................................  $   2,894  $   4,674  $   5,079  $   8,154
  TEMPEST (1)......................................................     10,171      5,489      1,554         --
                                                                     ---------  ---------  ---------  ---------
    Total net sales................................................     13,065     10,163      6,633      8,154
Cost of goods sold.................................................      9,570      6,657      3,330      2,783
                                                                     ---------  ---------  ---------  ---------
  Gross margin.....................................................      3,495      3,506      3,303      5,371
Operating expenses:
  Research and development.........................................      1,192      1,024      1,004      1,314
  Selling and marketing............................................      1,632      1,513      1,388      1,414
  General and administrative.......................................      1,383      1,105      1,117      1,186
                                                                     ---------  ---------  ---------  ---------
    Total operating expenses.......................................      4,207      3,642      3,509      3,914
Income (loss) from operations......................................       (712)      (136)      (206)     1,457
Other income (expense):
  Interest expense (net)...........................................       (196)       (98)       (67)       (91)
  TEMPEST write downs and accruals.................................         --     (1,046)        --         --
  Gain on sale of TEMPEST..........................................         --         --        205         --
                                                                     ---------  ---------  ---------  ---------
    Total other income (expense)...................................       (196)    (1,144)       138        (91)
Income (loss) before income taxes..................................       (908)    (1,280)       (68)     1,366
Provision (benefit) for income taxes...............................         (6)      (222)         1        137
                                                                     ---------  ---------  ---------  ---------
Net income (loss)..................................................  $    (902) $  (1,058) $     (69) $   1,229
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Net income (loss) per common share.................................  $    (.13) $    (.15) $    (.01) $     .15
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Weighted average shares outstanding................................      6,866      6,877      7,286      8,203

                                                                                AS OF SEPTEMBER 30,
                                                                     ------------------------------------------
                                                                       1993       1994       1995       1996
                                                                     ---------  ---------  ---------  ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $     236  $     100  $     104  $     210
Working capital....................................................        577        153        602      1,884
Total assets.......................................................      5,081      3,074      2,864      3,762
Long-term liabilities..............................................        526        367         57          6
Total stockholders' equity.........................................  $   1,818  $     809  $   1,343  $   2,652

------------------------------
(1) In March 1995, the Company sold the assets of its TEMPEST business and discontinued TEMPEST operations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS RELATING TO THE DEVELOPMENT AND PACE OF INTERNATIONAL SALES OF THE COMPANY'S PRODUCTS, EXPECTED TRENDS IN THE COMPANY'S RESULTS OF OPERATIONS, AND PROJECTIONS
CONCERNING THE COMPANY'S AVAILABLE CASH FLOW AND LIQUIDITY FOLLOWING THE COMPLETION OF THIS OFFERING. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company develops and markets ADR products for character recognition applications within the document image processing market. The Company's current products and services enable businesses and government agencies to automate labor intensive, high volume data entry tasks. The Company was originally founded in 1982 to focus on a defense area known as TEMPEST, a government program aimed at national security with respect to electronic transmissions. Revenues from TEMPEST-related operations equaled $10.1 million in the fiscal year ended September 30, 1993, but declined to $1.6 million in fiscal 1995 as a result of a decline in demand for TEMPEST products leading to the sale of the TEMPEST product line in March 1995. In response to declining TEMPEST revenue beginning in 1992, the Company changed its focus to certain imaging products which the Company believed would have greater market potential. Between 1992 and 1995, the Company significantly restructured its operations, reducing personnel from approximately 157 to 30 and relocating to smaller facilities. During that period, the Company incurred approximately $2 million of losses, $1.8 million of which were write-offs associated with the TEMPEST business. In March 1995, the Company sold all of the assets related to its TEMPEST business for $350,000, marking the final step in shifting its business focus entirely to imaging products.

    In November 1992, the Company entered a license agreement with HNC pursuant to which the Company obtained a perpetual license (exclusive in the initial five years) to HNC's ADR technology, including rights to neural network software programs that had been under development since 1987. In connection with this transaction, the Company hired twelve former HNC personnel who had been the principal developers of the acquired technology. Revenues from the sale of ADR products grew from $2.9 million in fiscal 1993 to $4.7 million in fiscal 1994 and $5.1 million in fiscal 1995, though the Company was unprofitable in each of those years. For the fiscal year ended September 30, 1996, ADR revenues, principally attributable to the sale of the Company's QuickStrokes API products, were $8.2 million and net income equaled $1.2 million.

    Since fiscal 1992, the Company has developed new and enhanced ADR products including the QuickStrokes API and Premier Forms Processor products. Revenues from ADR products have increased steadily from 1992, and the Company intends to focus primarily on this market for the forseeable future. The Company anticipates that research and development and sales and marketing expenditures for fiscal year 1997 will increase significantly. Three customers, BancTec, TCSI and Wheb accounted for 42% of the Company's net revenues for fiscal 1996. The Company recently received notice from TCSI that TCSI will not be placing any additional orders for the Company's products in the foreseable future due to a change in the direction of TCSI's business and no assurance can be given that the Company will be able to replace the revenues it might have received from such orders. See "Business -- Customers and End Users" and "Risk Factors -- Customer Concentration; Dependence on Key Customers."

    Currently, the Company derives its revenues principally from sales of its ADR products and, to a lesser extent, from sales of software maintenance contracts relating to its products. The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants

Statement of Position No. 91-1, Software Revenue Recognition. Accordingly, software product revenues are recognized upon shipment if collection is probable and the Company's remaining obligations are insignificant. Product maintenance revenues are amortized over the length of the maintenance contract, which is usually twelve months. Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact through fiscal 1997.

    Historically, approximately 70% of the Company's revenue has been attributable to sales of its software in combination with a co-processor board as a "bundled" package. The Company anticipates that in the future the speed and processing power of the next generation of microprocessors, such as the Pentium P-6, will increase, thus potentially reducing the need for co-processor boards as part of the Company's solution. Although this evolution in hardware technology could initially cause a reduction in the Company's total net sales, the Company believes this change could allow it to provide more cost-effective solutions, which in turn could increase the rate of market acceptance for the Company's products. Additionally, the Company has historically received greater gross margins on the software component of its products, and therefore anticipates that any shift in its revenue mix toward a larger percentage of software-only sales could favorably impact gross margins. However, no assurance can be given that the foregoing market changes will favorably impact market acceptance for the Company's products and gross margins, and if such changes do not favorably impact market acceptance for the Company's products and gross margins, the Company's business, operating results and financial condition could be materially adversely affected.

    The Company is pursuing a strategy of developing products capable of addressing document image processing requirements in selected international markets by developing localized versions of its products and establishing overseas distribution channels. International sales accounted for approximately 31% of the Company's net sales for the fiscal year ended September 30, 1996. International sales in the past twelve months were made in 15 countries. See "Business -- Products." There can be no assurance that the Company's efforts to develop products, international markets or to develop international sales and support channels will be successful. The failure of such efforts could have a material adverse effect on the Company's business, financial condition and results of operations. International sales are subject to inherent risks, including longer sales cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burdens of complying with a variety of foreign laws, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences and political and economic instability.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected items of the Company's consolidated statements of operations as a percentage of its net sales:

                                                                        FISCAL YEARS ENDED SEPTEMBER 30,
                                                                        ---------------------------------
                                                                         1993     1994     1995     1996
                                                                        ------   ------   ------   ------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales:
  ADR.................................................................   22.0%    46.0%    77.0%   100.0%
  TEMPEST.............................................................   78.0     54.0     23.0       --
                                                                        ------   ------   ------   ------
      Total net sales.................................................  100.0    100.0    100.0    100.0
Gross margin..........................................................   26.8     34.5     49.8     66.0
Operating expenses:
  Research and development............................................    9.1     10.1     15.1     16.1
  Selling and marketing...............................................   12.5     14.9     20.9     17.3
  General and administrative..........................................   10.6     10.9     16.8     14.7
                                                                        ------   ------   ------   ------
      Total operating expenses........................................   32.2     35.9     52.8     48.1
Interest expense (net)................................................    1.5      1.0      1.0      1.1
TEMPEST write downs and accruals......................................     --     10.3       --       --
Gain on sale of TEMPEST...............................................     --       --      3.1       --
Income (loss) before income taxes.....................................   (6.9)   (12.6)    (1.0)    16.8
Provision (benefit) for income taxes..................................     --      2.2       --      1.7
                                                                        ------   ------   ------   ------
Net income (loss).....................................................   (6.9)%  (10.4)%   (1.0)%   15.1%
                                                                        ------   ------   ------   ------
                                                                        ------   ------   ------   ------

FISCAL YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

    NET SALES

    Net sales  were $8,154,000,  $6,633,000 and  $10,163,000, for  fiscal  1996,
1995, and 1994, respectively. The decrease in net sales in prior periods was primarily due to the decline in demand for TEMPEST products and the sale of the TEMPEST business in March 1995. TEMPEST sales for the corresponding periods were $0, $1,554,000 and $5,489,000, respectively. ADR sales for the corresponding periods were $8,154,000, $5,079,000, and $4,674,000, respectively. The increase in ADR revenue during these respective periods were primarily due to an increase in the number of systems integrators and OEMs selling the Company's ADR products.

    GROSS MARGIN

    Gross margin for the fiscal years ended September 30, 1996, 1995, and 1994, were $5,371,000, $3,303,000, and $3,506,000, respectively. Stated as a percentage of net sales, gross margin for the corresponding periods were 66%, 50%, and 35%, respectively. The increase in gross margin as a percentage of net sales in each period was primarily due to the shift in product mix away from TEMPEST products, which carried a relatively low gross margin, toward relatively higher gross margin ADR products. Royalties and amortization charges resulting from the HNC acquisition are a component of gross margin and in fiscal 1996, 1995, and 1994 were $297,000, $655,000, and $753,000, respectively. All royalties payable to HNC in connection with the acquisition have been paid in full. Monthly amortization expenses related to the HNC acquisition of $22,500 will continue until September, 1997.

    RESEARCH AND DEVELOPMENT

    Research and development expenses were $1,314,000, $1,004,000 and $1,024,000 for fiscal 1996, 1995, and 1994, respectively. Stated as a percentage of net sales, research and development expenses for the corresponding periods were 16%, 15%, and 10%, respectively. The increase in research and development expenses as a percentage of net sales in fiscal 1996, 1995 and 1994, were primarily due to the Company devoting an increasing percentage of its research and development expenditures to the development and enhancement of its ADR technologies. The Company anticipates a significant increase in absolute dollars spent on research and development expenses over the next fiscal year due to increased staffing levels and payments to third parties associated with new product development and enhancement of existing products.

    SELLING AND MARKETING

    Selling and marketing expenses were $1,414,000, $1,388,000 and $1,513,000 for fiscal 1996, 1995 and 1994, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 17%, 21% and 15%, respectively. The decrease in selling and marketing expenses as a percentage of sales in current year were attributed to the increase in net sales, while the increase in selling and marketing expenses as a percentage of net sales in prior periods were due to decline in net sales and increased costs incurred in connection with the introduction of new ADR products. The Company anticipates selling and marketing expenses will increase in absolute dollars in the future due to efforts to increase sales by hiring industry specialists and additional sales and marketing staff.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses were $1,186,000, $1,117,000 and $1,105,000 for fiscal 1996, 1995 and 1994. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 15%, 17% and 11%, respectively. The decrease in expense in the current year as a percentage of net sales were attributed to the increase in net sales, while the increase in expense as a percentage of net sales in the prior periods were primarily due to a decline in net sales. The Company expects moderate increases in general and administrative expenses commesurate with the growth of the Company's business and that general and administrative expenses will remain stable or decrease as a percentage of net sales.

    INTEREST EXPENSE

    Net interest expense was $91,000, $67,000 and $98,000 for fiscal 1996, 1995 and 1994, respectively. Stated as a percentage of net sales, net interest expense for the corresponding periods was 1%, 1% and 1%, respectively. The increase in interest expense in the current year reflects borrowings from a factoring institution which bears higher interest costs. Interest in fiscal 1995 and 1994 decreased primarily due to substantial decreases in average outstanding interest bearing debt.

    GAIN ON SALE OF TEMPEST

    Other income consists of the gain on the sale of the TEMPEST business, made up of the following components: sale price ($350,000) offset by the carrying cost of inventory sold ($132,000) and costs related to the transaction ($13,000).

    INCOME TAXES

    For the fiscal year ended September 30, 1996, the Company recorded an income tax provision of $137,000. For the fiscal year ended September 30, 1995, the Company recorded $800 which represented the minimum state taxes payable. For fiscal year ended September 30, 1994, the Company recorded an income tax benefit of $223,000. Such benefits represent the carryback of net operating losses to recover taxes paid in fiscal years 1991 and 1990. The Company anticipates utilizing the balance of the two benefits in the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 and anticipates realizing the benefits of research and development credit carry forwards beginning in fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain quarterly financial information for fiscal 1995 and 1996. This information is derived from unaudited financial statements that include, in the opinion of management, all normal recurring accruals necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                                                                            THREE MONTHS ENDED
                                                                        ----------------------------------------------------------
                                                                         DEC.      MAR.      JUNE                 DEC.      MAR.
                                                                          31,       31,       30,      SEPT.       31,       31,
                                                                         1994      1995      1995     30, 1995    1995      1996
                                                                        -------   -------   -------   --------   -------   -------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales:
  ADR.................................................................  $1,071    $  703    $1,563     $1,742    $1,825    $1,924
  TEMPEST (1).........................................................     821       733        --         --        --        --
                                                                        -------   -------   -------   --------   -------   -------
    Total net sales...................................................   1,892     1,436     1,563      1,742     1,825     1,924
                                                                        -------   -------   -------   --------   -------   -------
Gross margin..........................................................     861       746       863        833     1,085     1,187
                                                                        -------   -------   -------   --------   -------   -------
Operating expenses:
  Research and development............................................     289       287       230        198       268       320
  Selling and marketing...............................................     306       398       347        337       303       283
  General and administrative..........................................     230       238       373        276       355       258
                                                                        -------   -------   -------   --------   -------   -------
    Total operating expenses..........................................     825       923       950        811       926       861
                                                                        -------   -------   -------   --------   -------   -------
Income (loss) from operations.........................................      36      (177)      (87)        22       159       326
Other income (expense):
  Interest expense (net)..............................................     (19)      (21)      (10)       (17)      (48)      (33)
  Other income........................................................      --       205        --         --        --        --
                                                                        -------   -------   -------   --------   -------   -------
    Total other income (expense)......................................     (19)      184       (10)       (17)      (48)      (33)
                                                                        -------   -------   -------   --------   -------   -------
Income (loss) before income taxes.....................................      17         7       (97)         5       111       293
Provision (benefit) for income taxes..................................       3         1        --         (3)       22        38
                                                                        -------   -------   -------   --------   -------   -------
Net income (loss).....................................................      14         6       (97)         8        89       255
                                                                        -------   -------   -------   --------   -------   -------
                                                                        -------   -------   -------   --------   -------   -------
Net increase (loss) per common share..................................  $   --    $   --    $ (.01)    $   --    $  .01    $  .03
                                                                        -------   -------   -------   --------   -------   -------
                                                                        -------   -------   -------   --------   -------   -------
Weighted average shares outstanding...................................   7,010     7,029     7,562      7,728     7,835     7,952
                                                                        -------   -------   -------   --------   -------   -------
                                                                        -------   -------   -------   --------   -------   -------


                                                                         JUNE      SEPT.
                                                                          30,       30,
                                                                         1996      1996
                                                                        -------   -------

Net sales:
  ADR.................................................................  $2,117    $2,288
  TEMPEST (1).........................................................      --        --
                                                                        -------   -------
    Total net sales...................................................   2,117     2,288
                                                                        -------   -------
Gross margin..........................................................   1,386     1,713
                                                                        -------   -------
Operating expenses:
  Research and development............................................     335       391
  Selling and marketing...............................................     347       481
  General and administrative..........................................     273       300
                                                                        -------   -------
    Total operating expenses..........................................     955     1,172
                                                                        -------   -------
Income (loss) from operations.........................................     431       541
Other income (expense):
  Interest expense (net)..............................................      (7)       (3)
  Other income........................................................      --        --
                                                                        -------   -------
    Total other income (expense)......................................      (7)       (3)
                                                                        -------   -------
Income (loss) before income taxes.....................................     424       538
Provision (benefit) for income taxes..................................      22        55
                                                                        -------   -------
Net income (loss).....................................................     402       483
                                                                        -------   -------
                                                                        -------   -------
Net increase (loss) per common share..................................  $  .05    $  .06
                                                                        -------   -------
                                                                        -------   -------
Weighted average shares outstanding...................................   8,210     8,405
                                                                        -------   -------
                                                                        -------   -------

    The following table sets forth certain unaudited consolidated statement of income data as a percentage of net sales for the periods indicated:

                                                                                            THREE MONTHS ENDED
                                                                        ----------------------------------------------------------
                                                                         DEC.      MAR.      JUNE                 DEC.      MAR.
                                                                          31,       31,       30,      SEPT.       31,       31,
                                                                         1994      1995      1995     30, 1995    1995      1996
                                                                        -------   -------   -------   --------   -------   -------

Net sales:
  ADR.................................................................    56.6%     49.0%    100.0%     100.0%    100.0%    100.0%
  TEMPEST (1).........................................................    43.4      51.0        --         --        --        --
                                                                        -------   -------   -------   --------   -------   -------
    Total net sales...................................................   100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
Gross margin..........................................................    45.5      51.9      55.2       47.8      59.5      61.7
Operating expenses:
  Research and development............................................    15.2      20.0      14.7       11.4      14.7      16.6
  Selling and marketing...............................................    16.2      27.7      22.2       19.3      16.6      14.7
  General and administrative..........................................    12.2      16.6      23.9       15.8      19.5      13.4
                                                                        -------   -------   -------   --------   -------   -------
    Total operating expenses..........................................    43.6      64.3      60.8       46.5      50.8      44.7
Interest expense (net)................................................     1.0       1.5        .6        1.0       2.6       1.7
Other income..........................................................      --      14.3        --         --        --        --
                                                                        -------   -------   -------   --------   -------   -------
Income (loss) before income taxes.....................................      .9        .5      (6.2)        .3       6.1      15.2
Provision (benefit) for income taxes..................................      .2        .1        --        (.2)      1.2       2.0
                                                                        -------   -------   -------   --------   -------   -------
Net income (loss).....................................................      .7%       .4%     (6.2)%       .5%      4.9%     13.2%
                                                                        -------   -------   -------   --------   -------   -------
                                                                        -------   -------   -------   --------   -------   -------


                                                                         JUNE      SEPT.
                                                                          30,       30,
                                                                         1996      1996
                                                                        -------   -------
Net sales:
  ADR.................................................................   100.0%    100.0%
  TEMPEST (1).........................................................      --        --
                                                                        -------   -------
    Total net sales...................................................   100.0%    100.0%
Gross margin..........................................................    65.5      74.9
Operating expenses:
  Research and development............................................    15.8      17.1
  Selling and marketing...............................................    16.4      21.0
  General and administrative..........................................    12.9      13.1
                                                                        -------   -------
    Total operating expenses..........................................    45.1      51.2
Interest expense (net)................................................      .3        .1
Other income..........................................................      --        --
                                                                        -------   -------
Income (loss) before income taxes.....................................    20.0      23.5
Provision (benefit) for income taxes..................................     1.0       2.4
                                                                        -------   -------
Net income (loss).....................................................    19.0%     21.1%
                                                                        -------   -------
                                                                        -------   -------

------------------------------
(1) In March 1995, the Company sold the assets of its TEMPEST business and discontinued TEMPEST operations.

    The  Company's  quarterly  revenues   and  operating  results  have   varied
significantly in the past and may do so in the future. General and administrative expenses for the quarter ended June 30, 1995 included a one-time charge of $80,000 in connection with the relocation of the Company's facilities. General and administrative expenses for the quarter ended December 31, 1995 reflected an increase in the reserves for a questionable account. In June 1995, the Company entered into a one-time arrangement with one of its significant customers, BancTec, pursuant to which BancTec acquired certain software licenses and co-processor boards at a reduced price, and agreed to pay the associated license fees in advance of delivery of the co-processor boards. The result of this transaction was to increase gross margin in the quarter ended June 30, 1995 as the Company recognized revenues from the sale of the software licenses without any associated costs, and to decrease gross margins for the quarter ended September 30, 1995 as the Company recognized revenues from the sale of co-processor boards at less than the usual market price, together with associated costs. A significant portion of the Company's business has been derived from substantial orders placed by large organizations, and the timing of such orders has caused material fluctuations in the Company's operating results. Although the Company hopes to derive a greater percentage of its revenues from monthly usage fees and maintenance fees under long-term contracts, there can be no assurance that the Company will realize such recurring revenues. The Company's expense levels are based in part on its expectations regarding future revenues and in the short term are fixed to a large extent. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, if anticipated revenues in any quarter do not occur or are delayed, the Company's operating results for that quarter would be disproportionately affected. Operating results may also fluctuate due to factors such as the demand for the Company's products, product life cycles, the introduction and acceptance of new products and product enhancements by the Company or its competitors, changes in the mix of distribution channels through which the Company's products are offered, changes in the level of operating expenses, customer order deferrals in anticipation of new products, competitive conditions in the industry and economic conditions generally or in various industry segments.

    In addition, due in part to the mission-critical nature of certain of the Company's applications, potential customers perceive a significant degree of risk in connection with adoption of the Company's neural network technology. As a result, customers have been cautious in making product acquisition decisions. In addition, the purchase of the Company's products involves a significant operational commitment on the part of end users, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. Because of the lengthy sales cycle, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company likely would not be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the typical size of customers' orders, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results.

    The Company expects quarterly fluctuations to continue for the foreseeable future. Accordingly, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. No assurance can be given that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. See "Risk Factors -- Potential Fluctuations in Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 1996, the Company's working capital had increased to $1,884,000 from $602,000 at September 30, 1995. This increase was primarily attributable to earnings applied to reduce factoring and bank debt and to decreases in accounts payable. The Company's operating activities provided cash of $533,000 in the fiscal year ended September 30, 1996 and used cash of $327,000 in 1995. For the fiscal year ended September 30, 1996, net cash provided by operating activities was primarily due to net income plus depreciation and amortization, and an increase in accounts payable and accrued expenses, offset by increases in inventories, prepaid expenses and other assets, and accounts receivable. For the fiscal year ended September 30, 1996, net cash used in investing activities was $143,000 for purchases of property and equipment. Net cash used in financing activities for the fiscal year ended September 30, 1996 was $283,000 which was a result of the repayment of existing debt offset by the collection of notes receivable and proceeds from borrowings and the exercise of stock options and warrants.

    The Company paid off its factoring line of credit in March 1996 and concurrently established a $400,000 line of credit with Rancho Santa Fe Bank ("Bank") for working capital purposes. Borrowings under this line of credit bear interest at the rate of 2 1/2% over the Bank's Prime Rate and are secured by substantially all of the Company's assets. At November 20, 1996, outstanding borrowings against this line of credit totalled $150,000 and the line currently expires on February 1, 1997.

    The Company expects to make capital expenditures for equipment throughout the remainder of fiscal 1996, and expected personnel additions will require additional capital expenditures. The Company believes that the net proceeds from this offering, together with existing cash, credit available under the line of credit and cash generated from operations, will be sufficient to finance its operations for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

    The Company was delisted from the Nasdaq SmallCap Market in March 1995 for falling below the minimum net capital requirement. The decline in the Company's net capital was the result of a write down of assets and obligations related to the Company's TEMPEST business. In March 1995, the Company conducted a private placement of its Common Stock, raising net proceeds of $476,000 and successfully reapplied for listing on the Nasdaq SmallCap Market in May 1995. See "Risk Factors -- Recent Delisting" and "Certain Transactions."

                                    BUSINESS

    WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS RELATING TO THE COMPANY'S STRATEGIES, THE DEVELOPMENT AND PACE OF INTERNATIONAL SALES FOR THE COMPANY'S PRODUCTS, AND EXPECTED TRENDS IN THE RESULTS OF THE COMPANY'S OPERATIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company develops and markets ADR products which enable the automation of costly, labor intensive business functions such as check and remittance processing, forms processing and order entry. The Company's ADR products incorporate proprietary neural network software technology for the recognition and conversion of hand printed and machine generated characters into digital data. Neural networks are powerful tools for pattern recognition applications and consist of sets of coupled mathematical equations with adaptive parameters that self adjust to "learn" various forms and patterns. The Company's ADR products combine the Company's neural network software technology with an extensive database of character patterns, enabling them to make fine distinctions across a wide variety of patterns with high speed, accuracy and consistency. The Company leverages its core technology across a family of ADR products that the Company believes offers the highest accuracy commercially available for the recognition of hand printed characters.

    The Company's ADR products incorporate the Company's ICR software engine, QuickStrokes API, with high speed co-processor boards which are configurable to meet customer requirements. QuickStrokes API is sold to OEMs, such as BancTec, NCR, ABC Bull, Unisys and IA Corporation, systems integrators such as SHL Systemhouse, Inc and Wheb, and VARs such as One Button Operating Systems, Inc., Comprehensive Business Solutions, Inc. and Moon Sung Systems. Major end users include Avon Products Company, certain of the Federal Reserve Banks, SCS
Communications, the Australian Tax Office, the Mexican Tax Authority and American Express. QuickStrokes API can process documents in several languages.

    Leveraging its core technical competency in ICR, the Company has begun to address certain vertical markets through the introduction of the PFP. The PFP incorporates the Company's core ICR technology in an application designed to be marketed directly to end users in a broad variety of industries which require high volume automated data entry. PFP operates on the Windows operating platform on stand alone or networked personal computers, features an intuitive graphical user interface ("GUI"), and is designed for easy installation and configuration by the end user. The Company also sells its PFP products to systems integrators and VARs.

INDUSTRY BACKGROUND

    Despite significant advances in information technology, vast amounts of data continue to be created on paper through hand or machine printing. In 1995, according to industry reports, over 60 billion checks were written in the United States alone and the volume of checks processed is expected to grow between 4% and 5% for 1996. In the United States, approximately 600,000 people are engaged in manual data entry of information contained in hand printed and machine generated documents such as check processing, medical forms, remittances, and payroll. Moreover, manual data entry functions are generally highly repetitive and labor intensive tasks. Individuals engaged in manual data entry functions may develop debilitating long term health problems such as repetitive stress syndrome thereby increasing company health care costs and decreasing productivity.

    As a result, enterprises with large volumes of data entry requirements have long sought to automate portions of the data entry task, including the use of document image processing ("DIP") technology to capture and manipulate paper images digitally. In its rudimentary form, DIP has existed in the form of optical character recognition ("OCR") technology for nearly 30 years. Despite this longevity, OCR technologies remain unsuitable for certain DIP applications, in part because OCR technologies do not generally achieve sufficient levels of accuracy in recognizing hand printed or hand and machine generated characters.

    Beginning in the late 1980's, the inherent limitations of OCR technologies led to the development of ICR, an advanced technology capable of recognizing hand-printed characters. Originally, ICR technologies were deployed primarily in check processing applications, which had not been successfully addressed by OCR products. ICR has continued to gain limited acceptance in the production imaging segment of the DIP market, which is comprised of hand printed and mixed hand printed and machine generated forms processing. However, despite their early success in certain applications, the usefulness of many ICR products remains limited due to their reliance upon limited databases resulting in the products' inability to adequately "learn" to recognize characters and patterns that include inconsistencies and ambiguities. In addition, most ICR products commercially available to date have been relatively expensive, custom applications tailored to specific niche uses, and have not historically incorporated the flexibility to enable their deployment across a broad range of vertical applications.

THE MITEK SOLUTION

    The Company develops, markets and supports what it believes to be the most accurate ADR products commercially available for the recognition of hand printed characters. The Company's unique proprietary technology recognizes hand printed and machine generated characters with a level of accuracy that renders the Company's ADR products a viable alternative to manual data entry in certain applications. The Mitek solution allows customers that process large volumes of standardized hand printed documents to do so more quickly, with greater accuracy and at reduced costs.

    The following are the key attributes of the Mitek solution:

    HIGH LEVEL OF ACCURACY IN MISSION CRITICAL APPLICATIONS. The market for ICR technologies is characterized by applications with critical dependence on accuracy -- the historic impediment to automated data image processing of hand printed documents -- such as processing checks, bank drafts, payments letters, and credit card payment forms. The Company's QuickStrokes API engine, based upon proprietary neural network software, provides a high level of accuracy in high volume hand printed and machine generated character recognition applications. A system utilizing the Company's ADR products has been installed at the Avon Products Company's order processing plant, which processes approximately 2 million order forms per day. The system, which incorporates the Company's ICR engine, has been able to achieve and maintain a character accuracy rate of 99.4% on forms read by such system. The Company believes, based on market testing and acceptance by major OEMs and end users, and based upon recognition data submitted to the National Institute of Standards and Technology by the Company and certain of its competitors, that its products offer increased accuracy and superior price/performance relative to its competitors.

    RAPID DEPLOYMENT AND DEMONSTRATED RETURN ON INVESTMENT FOR CUSTOMERS. The Company's software solutions are designed to be rapidly deployed and to quickly demonstrate cost-benefit advantages to the customer. The Company usually delivers its products over a period of days, and customer return on investment periods are often less than one year. Return on investment is generally rapid because the Company's ADR products address applications that have a significant profit impact. The Company's products are often installed at customer sites that process large numbers of similar forms on a daily basis. The Company's ADR software products are capable of processing hand printed forms at significantly faster rates than manual data entry methods, resulting in significant cost reductions in certain applications.

    FLEXIBLE DESIGN OPERATING ON INDUSTRY STANDARD PLATFORMS. The Company's solutions are designed to be easily integrated into a customer's existing environment or architecture. The Company supplies products for the most popular operating systems such as MS-DOS, Windows 3.1, Windows NT, Windows 95, OS/2, OS/F, Solaris and HP UNIX. The Company's application products represent a complete software solution, including software, communications interfaces and GUIs. The Company also supplies system integration, ongoing performance analysis and application consulting services to help ensure ongoing success. The Company believes that this flexible combination of product, service and platforms represents an advancement that enables successful intelligent system development in many mission-critical data entry applications.

    SCALABLE DESIGN TO MEET A VARIETY OF NEEDS AND BUDGETS. The Company's ADR software includes a proprietary flexible, neural network ICR engine. The flexibility of this engine allows the Company to customize products or create product enhancements that may be customized to a client's needs on a cost efficient basis in a relatively rapid time frame. The Company has traditionally licensed its QuickStrokes API recognition engine to OEMs, VARs and systems integrators who have incorporated the engine into a variety of specific customer applications. With the introduction of its PFP, the Company has entered the end user market with a scalable turnkey product that can be tailored by the Company, VARs or the end user to meet a variety of application requirements. The scalability of the design also permits the Company to bring the high accuracy of its QuickStrokes API engine to lower volume applications on a cost effective basis. Moreover, the PFP is designed to be scalable to provide additional processing speed and capacity with enhancements to the end users' hardware and software. The Company prices its products to deliver what the Company believes to be the best functionality to price available in the marketplace.

MITEK STRATEGY

    The Company's objective is to become the leading provider of technologically advanced ADR products in the production imaging segment of the DIP market. Elements of the Company's business strategy include:

    STRENGTHEN TECHNOLOGICAL LEADERSHIP. The Company believes that its ICR technology based upon neural networks enables it to provide the most technologically advanced recognition engines available in the marketplace for the recognition of hand printed characters. Since 1992, the Company has significantly enhanced its technology and plans to strengthen its leadership position in this area by improving the recognition capability, functionality and scalability of its products through ongoing investment in research and development and the introduction of enhanced products to the marketplace.

    EXPAND SYSTEMS INTEGRATORS AND OEM CHANNELS. The Company believes that systems integrators and OEMs of document imaging production equipment represent the most effective route to the end user and, therefore the Company's most significant revenue opportunity. The Company plans to establish new relationships with systems integrators and OEMs, and further develop existing relationships with leading providers of electronic and document-based financial transaction processing systems, such as BancTec and Kleindienst Datentecnik GmbH. The Company strives to deliver superior service to these customers by developing frequent product enhancements and working closely with its customers to ensure that the customers' needs are met by the Company's product offerings.

    PENETRATE VERTICAL MARKETS THROUGH THE DEVELOPMENT OF END USER APPLICATIONS. The Company intends to deploy its advanced ICR technology in a series of ADR products addressing the requirements of strategic vertical markets such as insurance, payroll processing and home healthcare. The Company believes these markets represent a substantial opportunity due to the high level of data entry/forms processing associated with these industries. The first such end user application is the PFP. The Company intends to develop a variety of specialized user interfaces to address a number of vertical markets.

    EXPAND SALES AND MARKETING CAPABILITY. The Company plans to significantly expand its sales and marketing staff (both domestically and internationally) in order to improve its sales to OEMs, systems integrators, VARs and end users. The Company plans to add sales and marketing personnel with industry and channel experience, pursue direct sales in several strategic markets and eventually open sales, marketing and support offices in areas of the United States where large OEMs and significant end users or large potential end users of its products are located.

    BUILD RECURRING REVENUE BASE BY EMPHASIZING MAINTENANCE OPPORTUNITIES. The Company continues to market its ADR products as an ongoing service that includes product updates, application consulting, and on-line or on-site support and maintenance. The Company considers this to be an opportunity to increase revenue through improved marketing of its maintenance services.

PRODUCTS

    The Company incorporates its advanced ICR software technology into a family of document imaging products addressing requirements for accurate, high volume, automated entry of data residing on hand printed or machine generated forms. The Company's ICR software is incorporated into end user systems sold by its OEM, systems integrator and VAR customers, as well as the Company's own end user application, the PFP. The following chart depicts a typical document image processing system incorporating the Company's ICR software:

                                  [CHART]

    Graph depicts various work stations and document and information flow for a typical Mitek Systems, Inc. document image process system.

    The Company's products include the QuickStrokes API recognition engine, the Premier Forms Processor application and other products leveraging the Company's expertise in ICR.

    QUICKSTROKES API

    QuickStrokes API is a "recognition engine" which is incorporated into end-user systems to provide recognition capability. QuickStrokes API CAR performs Courtesy Amount Recognition ("CAR"), a process wherein the numeric portion of personal and commercial checks is recognized and translated into digital data. QuickStrokes API Forms is a recognition engine for forms that is licensed to large integrators and to OEMs of forms processing systems. The QuickStrokes API products have been developed with a flexible underlying architecture to accommodate additional features and functionality as dictated by market demands. The Company's QuickStrokes API products are currently in use processing sales orders, checks and financial documents, tax forms, credit card drafts, time sheets, and insurance applications. The QuickStrokes API engine currently processes documents in nine languages by recognizing machine or hand printed characters written in Dutch, English, French, German, Italian, Portuguese, Russian, Spanish and Swedish.

    PREMIER FORMS PROCESSOR

    The Company has co-developed and licensed a proprietary forms processing application, the PFP, which incorporates the Company's core ICR technology in an application designed for end users in a broad variety of industries with requirements for high volume automated data entry. The Company's PFP product consists of the modules required to implement a forms processing application and can recognize hand printed and machine generated characters. The PFP runs on the Windows operating platform on stand alone or networked personal computers, features a GUI, and is designed for ease of installation and configuration by the end user.

    OTHER PRODUCTS: NIFAXSHARE AND QUICKFRAME

    The Company's NiFaxshare product line combines the Company's ADR technologies with conventional incoming facsimile routing technologies to provide economical and practical "faxmail" solutions. The Company markets its NiFaxshare products to large end users, such as the Bank of Montreal, Capital Cities-ABC, and J. P. Morgan Private Banking, as well as a network of VARs. QuickFrame is an advanced page segmentation system that separates the scanned image of a document into isolated regions and classifies the kinds of information contained in the region. The system outputs the coordinates and type of each region and can produce "cut-out" images of isolated regions to facilitate processing.

    The following table lists the Company's current products accounting for substantially all of the Company's product sales:

                                                PLATFORMS
 PRODUCT NAME           APPLICATION             SUPPORTED      TARGET CUSTOMER      LIST PRICE
QuickStrokes     Remittance Processing and  DOS                OEMs, VARs,       $9,000
API CAR          Check Clearing             Windows: 3.x, 95,  Systems
                                            NT                 Integrators
                                            OS/2
QuickStrokes                                OS/F                                 $20,000 -
API CAR with                                HP-UNIX                              $30,000
Co-processor                                Solaris
Boards

QuickStrokes     General Forms Processing   DOS                OEMs, VARs,       $4,000
API Forms                                   Windows: 3.x, 95,  Systems
                                            NT                 Integrators
                                            OS/2
                                            OS/F
                                            HP-UNIX
QuickStrokes                                Solaris                              $15,000 -
API Forms with                                                                   $22,000
Co-processor
Boards

PFP              General Forms Processing   Windows: 3.x       VARs, Systems     $14,000
                                                               Integrators, End
                                                               Users

PFP with                                                                         $25,000
Co-processor
Boards

    The Company has an internal customer service department that handles installation and maintenance requirements. The majority of inquiries are handled by telephone, with occasional visits to the customer's facilities. The Company believes that as the installed base of its products grows, the customer service function will become a source of recurring revenues.

CUSTOMERS AND END USERS

    The Company licenses and sells its ADR products to a broad range of companies seeking high volume, high reliability document processing systems. End users of the Company's products generally seek to automate manual data entry processing in order to increase processing speed and reduce data entry costs. Traditionally, the Company has derived its revenues from the sale of QuickStrokes API as an ICR engine to various OEMs, VARs and systems integrators. With the introduction of the PFP, the Company now offers a scalable turnkey system which is marketed to VARs, systems integrators and end users. The Company's products are used in a variety of applications on a worldwide basis. For example, systems using the Company's technology are in use at Avon Products Company's United States forms processing centers, handling approximately 2 million sales order forms daily, which are hand printed by different sales agents from around the country. The Company's products are also used by financial institutions such as Mellon Bank, National Westminster Bank and Unibanco for check processing. Systems using the Company's technology are currently being used by tax authorities in Australia and Mexico to process tax returns. In addition, utilities companies such as Southwestern Bell and New York Telephone use the Company's technologies for invoice processing and payment reconciliation.

    Certain of the Company's largest current customers based on payments received in the fiscal years 1995 and 1996, are listed below under the major application category for which the Company believes the customer is using the Company products:

     FINANCIAL DOCUMENT PROCESSING                             FORMS PROCESSING
-------------------------------------------------------------  ---------------------------------------------------
    BancTec Technologies, Inc.                                 CentroMatic Systemi, SPA
      (including Recognition International)                    Headway Computer Products
    Bull Corporation of North America                          IT Corporation of America
    IA Corporation                                             National Computer Systems
    Infoscore, Inc.                                            SHL Systemhouse, Inc.
    Kleindienst Datentecnik GmbH                               VALIdata Sistemas de Captura, S.A. de C.V.
    NCR Corporation                                            Wheb Systems, Inc.
    TRW Financial Solutions
    Unisys

    Three customers, BancTec, TCSI and Wheb, accounted for 42% of the Company's net sales for fiscal 1996. BancTec is a leading provider of electronic and document-based financial transaction processing systems, work flow and imaging products, application software and professional services. BancTec develops solutions for the banking, financial services, insurance, health care, government, utility, telecommunications, grocery and retail industries. TCSI is a manufacturer of financial processing systems, primarily for the transportation industry. Wheb is a systems integrator providing forms processing systems and solutions to a variety of commercial companies and government agencies.

    The Company does not have long-term contracts with these or other significant customers. Thus, there can be no assurance that the Company's significant customers will continue to purchase products from the Company and any reductions in orders from any of the Company's significant customers could have a material adverse effect upon the Company's business, operating results and financial condition. The Company recently received notice from TCSI that TCSI will not be placing any additional orders for the Company's products in the forseeable future due to a change in the direction of TCSI's business, and no assurance can be given that the Company will be able to replace the revenues it might have received from such orders. See "Risk Factors--Customer Concentration; Dependence on Key Customers."

SALES AND MARKETING

    The Company markets its products and services primarily through its internal, direct sales organization. The Company employs a technically-oriented sales force with management assistance to identify the needs of existing and prospective customers. The Company's sales strategy concentrates on those companies that it believes are key users and designers of automated document processing systems for high-performance applications. The Company currently maintains sales offices in Virginia, New Jersey, California and Calgary, Canada. In addition, the Company sells and supports its products through representatives and distributors in Illinois and Australia. The sales process is supported with a broad range of marketing programs which include trade shows, direct marketing, public relations and advertising.

    The Company provides maintenance and support on a contractual basis after the initial product warranty has expired. The Company provides telephone support and on-site support. Customers with maintenance coverage receive regular software releases from the Company. Foreign distributors generally provide customer training, service and support for the products they sell. Additionally, the Company's products are supported internationally by periodic distributor and customer visits by Company management. These visits include attending imaging shows, as well as sales and training efforts. Technical support is provided by telephone as well as technical visits in addition to those previously mentioned.

    The ability to read hand printed or machine generated characters in various languages has materially assisted the Company in its international sales effort. The Company believes that the competition has much less functionality in this regard. International sales accounted for approximately 31% of the Company's net sales for the period ended September 30, 1996. The Company believes that a significant percentage of the products in its domestic sales are incorporated into systems that are delivered to end users outside the United States such that the total percentage of its products which are ultimately utilized by foreign end users is between 40% and 50%. International sales in the past twelve months were made in 15 countries including Australia, Argentina, Belgium, Brazil, England, France, Finland, Germany, Italy, Malaysia, Mexico, Portugal, Poland, Spain and Sweden. The Company sells its products in United States currency only. See "Risk Factors -- Risks Associated with International Sales."

TECHNOLOGY

    The Company utilizes a wide range of technologies in its proprietary products. These include segmentation techniques, gray-scale processing techniques, noise and line removal techniques, object-oriented programming, GUIs, and extensive proprietary databases. The Company believes that the use of artificial neural networks for recognition distinguishes its products from those of most of its competitors.

    The Company provides a hand printed and machine generated character recognition engine in several configurations. This engine performs all the processing required to take the image of a section of a document, find the characters within that area, remove noise or lines that might interfere with the correct identification of the characters, separate the characters from each other, and then recognize the characters. The results are then placed in a defined data structure format and returned to a host computer. The results are the identity of the characters found, their locations and size, the confidence level of correct recognition, and a second choice and the confidence level that is associated with that second choice. This confidence factor, related to the probability of recognition correctness, allows the system to be "tuned" for the complexity or criticality of the specific application.

    The enabling technology for the Company's products is artificial neural network computation. The strength of neural networks is that they have the ability to be "trained" to recognize various kinds of patterns. Neural networks are mathematical equations with adaptive coefficients. Examples of data are presented to the networks in a way that allows the adaptive coefficients to be adjusted to fit. This adjustment is called "training" because it mimics the manner in which human intelligence is trained to read and interpret information. Once the network is trained, it will recognize at high speeds the patterns in which it was trained. Once the training process is complete, the network will have developed the capability to recognize digits in a wide degree of variation, with very high speed and accuracy, approaching, or in certain applications, exceeding average human accuracy.

    The Company's technology includes a comprehensive set of tools for extracting data from many types of different forms including forms that are crooked, enlarged or reduced and eliminates lines, boxes or combs, processing only the data of interest, as defined by the user, such as numeric, alpha, or alpha-numeric data. Once digitized, the forms may emanate from a scanner or from digital archives. The quality of these images may vary significantly. The Company's software can enhance these images using proprietary noise filtering algorithms which eliminate smudges and stains, enhance gray scale images, and repair broken and degraded characters. The Company's software has the ability to recognize the vagaries of characters, whether hand printed or machine generated, separating characters that are touching or overlapping, eliminating ambiguities, finding data that has been written out of its assigned area, and recognizing a vast array of characters, compensating for personal, regional and national differences in character style.

    The Company acquired a license (exclusive for the initial five years) to core ICR technology and software underlying its ADR products from HNC in November 1992. Since that time the Company has devoted significant time and resources to substantially enhancing the functionality of the core ICR technology. At the time of acquisition of the license, twelve of the personnel responsible for developing HNC's core ICR software moved to the Company in connection with the transaction. The HNC license provided for a grant of rights against payment of royalties amounting up to $2.6 million over three years. All royalties and amounts due under the license have now been paid in full. On November 23, 1997, certain of the Company's exclusive license rights from HNC shall become nonexclusive and HNC will be able to use or license the rights to others to use certain of the core technologies used in the Company's ADR products to compete directly with the Company.

    The Company's PFP software product incorporates the Company's Quickstrokes API engine, certain software modules developed by the Company and certain software and technology licensed on a nonexclusive basis from VALIdata. Pursuant to a Marketing License Agreement dated as of March 26, 1996 (the "VALIdata License Agreement"), between the Company and VALIdata, the Company was granted a nonexclusive, worldwide right to use, reproduce and distribute copies of PFP software owned or controlled by VALIdata to customers of the Company, in exchange for payment of certain royalties to VALIdata. The VALIdata License Agreement provides for a one year term, with provisions for annual renewal upon the written consent of both parties. There can be no assurance, however, that the VALIdata License Agreement will be renewed by VALIdata, and if renewed, on terms acceptable to the Company.

    The PFP software covered by the VALIdata License Agreement is designed for the Windows 3.1 operating system. However, the Company believes that the Windows NT operating system will become the industry standard for this type of application over the near term. Accordingly, the Company is currently developing PFP application software for the Windows NT operating platform.

    The markets for products incorporating ADR technology are characterized by rapidly advancing technology and rapidly changing user preferences. The Company's ability to compete effectively with its ADR product line will depend upon its ability to meet changing market conditions and develop enhancements to its products on a timely basis in order to maintain its competitive advantage. In addition, continued growth will ultimately depend upon the Company's ability to develop additional technologies and attract strategic alliances for related or separate product lines. There can be no assurance that the Company will be successful in developing and marketing product enhancements and additional technologies, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace, will be of acceptable quality, or will achieve market acceptance.

RESEARCH AND DEVELOPMENT

    The Company believes that its future success depends in part on its ability to maintain and improve its core technologies, enhance its existing products and develop new products that meet an expanding range of customer requirements. The Company intends to expand its existing product offerings and to introduce new forms processing software solutions. To date, the Company has relied primarily on ICR technology acquired from HNC as well as internal development, although it may, based on timing and cost considerations, acquire technology or products from third parties or consultants. The Company performs all quality assurance and develops documentation internally. The Company intends to continue to support industry standard operating systems.

    The Company's team of specialists in recognition algorithms, software engineering, user interface design, product documentation and quality improvement is responsible for maintaining and enhancing the performance, quality and usability of all of the Company's products. In addition to research and development, the engineering staff provide customer technical support on an as needed basis, along with technical sales support.

    In order to improve the accuracy of its ADR products, the Company focuses research and development efforts on continued enhancement of its database of hundreds of thousands of images that is used to "train" the neural network software that forms the core of the Company's ICR engine. Additionally, the Company continues to enhance its recognition software through use of such tools as confusion matrices, which can be used to avoid substitution errors in recognition.

    The Company's research and development organization included 14 software engineers at September 30, 1996, including seven with advanced degrees. During fiscal 1996, the Company spent approximately $1.3 million on research and development and spent approximately $1.0 million on research and development in each of fiscal years 1995 and 1994. The Company balances its engineering resources between development of ICR and applications development. Of the 14 software engineers, approximately six are involved in ICR research and development of the QuickStrokes API recognition engine. The remaining staff are involved in applications development, including the PFP and NiFaxshare products.

    Products as complex as those offered by the Company, particularly the Company's QuickStrokes and PFP products, may contain undetected defects or errors when first introduced or as new versions are released. As a result, the Company has in the past and could in the future face loss or delay in recognition of revenues as a result of software errors or defects. In addition, the Company's products are typically intended for use in applications that may be critical to a customer's business. As a result, the Company expects that its customers and potential customers have a greater sensitivity to product defects than the market for software products generally. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which would have a material adverse effect upon the Company's business, operating results and financial condition.

COMPETITION

    The market for the Company's ADR products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company faces direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to the Company's current and potential customers. The Company's principal competition comes from (i) customer-developed solutions;
(ii) direct competition from companies offering ICR systems; and (iii) companies offering competing technologies capable of recognizing hand printed characters.

    It is also possible that the Company will face competition from new competitors. These include companies that are existing licensors such as HNC and OEM, systems integrators and VAR customers, such as BancTec, or dominant software companies with a presence in publishing or office automation such as Microsoft Corporation and Adobe Systems Incorporated. In addition, the Company's license agreement with HNC provides that, upon expiration of certain exclusivity periods beginning in November 1997, HNC will have the right to use certain of the core technologies used in the Company's ADR products, originally developed by HNC and acquired by the Company in 1992, to compete directly with the Company. Moreover, as the market for automated data entry and ICR software develops, a number of these or other companies with significantly greater resources than the Company could attempt to enter or increase their presence in the Company's market either independently or by acquiring or forming strategic alliances with competitors of the Company or to otherwise increase their focus on the industry. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers.

    The Company's Quickstrokes API products compete, to various degrees, with products produced by a number of substantial competitors including AEG, a subsidiary of Daimler Benz, Computer Gesellschaft Konstanz, a subsidiary of Siemens, and Nestor, Inc. The Company believes its primary competitive advantages are its (i) recognition accuracy with regard to hand printed characters, (ii) flexibility, since it may operate on a broad range of computer operating platforms, (iii) scalability and (iv) flexible software architecture of Quickstrokes API which can be more readily modified, improved with added functionality, configured for new products, and ported to new operating systems and upgrades. Despite these advantages, QuickStrokes API's competitors have existed longer and have far greater financial resources and industry connections than the Company.

    The Company's PFP products compete against complete proprietary systems offered by software developers, such as GTESS Corporation, Symbus Technology, Inc. and Cardiff Software, Inc. In addition, PFP faces competition from providers of recognition systems that incorporate ADR technology, including in some instances, the Company's Quickstrokes API product, such as Microsystems Technology, Inc., and National Computer Systems. Because PFP is based on the
Company's proprietary QuickStrokes API engine, its competitive advantages reflect the advantages of the QuickStrokes engine. Competitors in this market offer both high and low cost systems. The Company's strategy is to position PFP to compete successfully in a scalable midrange price while offering a higher degree of accuracy and greater flexibility than competing systems currently on the market. Increased competition may result in price reductions, reduce gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, a significant percentage of the Company's revenues are attributable to sale of co-processor boards sold together with the Company's software. Anticipated increases in the microprocessor speed and power available, such as the Pentium P-6, could have the effect of reducing the demand for such co-processor boards. It is also possible that the Company's co-processor boards will have competition from semiconductor manufacturers embedding the technology on their chips. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Risk Factors -- Competition."

EMPLOYEES

    As of September 30, 1996, the Company employed a total of 40 persons, consisting of 13 in marketing, sales and support, 14 in research and development, seven in operations and six in finance, administration and other capacities. All employees work on a full time basis. The Company has never had a work stoppage. None of its employees is represented by a labor organization, and the Company/ employer considers its relations with its employees to be good.

    The Company's future performance depends in significant part upon attracting and retaining key technical, sales, senior management and financial personnel. Competition for such personnel is intense, and the inability to retain its key personnel or to attract, assimilate or retain other highly qualified personnel in the future on a timely basis could have a material adverse effect on the Company's results of operations. See "Risk Factors -- Dependence on Key Personnel."

PROPERTIES

    The Company's principal executive offices, as well as its principal research and development facility, is located in approximately 12,000 square feet of leased office building space in San Diego, California. The lease on this facility expires April 30, 1998, with an option to extend the lease for an additional three years. The Company also leases a sales office facility in Sterling, Virginia. In addition, the Company leases office space used as a sales, service, and development facility in Calgary, Alberta, Canada. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

LEGAL PROCEEDINGS

    There are no legal claims currently pending against the Company. The Company has, however, received a notice of a possible claim arising in connection with this offering. In January 1995, the Company entered into a contract with Heartland Financial Corp ("Heartland") for the provision of certain financial consulting services, including assisting the Company in establishing relationships with investment bankers and improving the liquidity of the Company's Common Stock. Heartland has indicated to the Company in conversations that it believes that it is entitled to a $375,000 fee in connection with this offering under the terms of its contract. The Company disputes this claim. The contract between Heartland and the Company requires that all disputes be arbitrated. While there can be no assurance that Heartland will not seek to arbitrate its claim against the Company or would be unsuccessful in prosecuting such a claim if it were arbitrated, the Company believes that any potential liability arising out of such a claim would be immaterial.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the executive officers and directors of the Company and their ages as of October 1, 1996:

                 NAME                       AGE                            POSITION
---------------------------------------  ---------  -------------------------------------------------------
John M. Thornton (1)(2)................     64      Chairman of the Board

John F. Kessler........................     47      President, Chief Executive Officer and Director

Gerald I. Farmer, Ph.D.................     62      Executive Vice President and Director

James B. DeBello (2)...................     37      Director

Daniel E. Steimle (1)(2)...............     48      Director

Sally B. Thornton (1)..................     62      Director

------------------------------
(1)  Compensation Committee

(2)  Audit Committee

    MR. THORNTON, a director of the Company since March 1986, was appointed Chairman of the Board as of October 1, 1987. Additionally, he served as President of the Company from May 1991 through July 1991 and Chief Executive Officer from May 1991 through February 1992. From 1976 through 1986, Mr. Thornton was the principal shareholder and served as Chairman of the Board at Micom, Inc. Mr. Thornton was a President of Wavetek Corporation for 18 years. Mr. Thornton is also a director of Dynamic Instruments, Inc. and Chairman of the Board of Thornton Winery Corporation. Mr. Thornton is the spouse of Sally B. Thornton, a director.

    MR. KESSLER, a director of the Company since August 1993, was appointed President and Chief Executive Officer of the Company in April 1994. Prior to joining the Company, he was Vice President -- Finance/Administration and Chief Financial Officer of Bird Medical Technologies, Inc., a manufacturer of medical equipment from November 1992 and also served as Secretary from January 1993 to April 1994. Prior to joining Bird Medical, Mr. Kessler was Vice President,
Finance/ Administration and Chief Financial Officer of Emerald Systems Corporation, a computer systems company from January 1992 to November 1992. From July 1980 to July 1991, Mr. Kessler was with Wavetek Corporation serving in various positions, including Chief Financial Officer during the period of 1987 to 1991.

    DR. FARMER, a director of the Company since May 1994, has been Executive Vice President of the Company since November 1992. Prior to joining the Company, Dr. Farmer worked as Executive Vice President of HNC Software, Inc. from January 1987 to November 1992. He has held senior management positions with IBM Corporation, Xerox, SAIC and Gould Imaging and Graphics.

    MR. DEBELLO, a director of the Company since November 1994, has been Vice President and Assistant General Manager of Qualcomm Eudora Internet E-Mail Software Division of Qualcomm, Inc. since November, 1996. From 1990 to 1996, he was President of Solectek Corporation in San Diego, California. He held various positions in the John M. Thornton & Associates group of companies from July 1986 to April 1990. Prior to that, he was employed by the Los Angeles Olympic Organizing Committee coordinating the marketing efforts to support ticket sales, traffic management and community relations.

    MR. STEIMLE, a director of the Company since February 1987, has been Vice President and Chief Financial Officer of Advanced Fibre Communications, a telecommunications equipment company, since December 1993. Prior to that time, Mr. Steimle was Senior Vice President, Operations and Chief Financial Officer of The Santa Cruz Operation from September 1991 to December 1993. Mr. Steimle served as Director of Business Development for Mentor Graphics, a software development company, from August 1989 to September 1991. Prior to that time, Mr. Steimle was the Corporate Vice President, Chief Financial Officer and Treasurer of Cipher Data Products, Inc., a manufacturer of data storage equipment.

    MS. THORNTON, a director of the Company since April 1988, has been a private investor for more than six years. She served as Chairman of Medical Materials, Inc. in Camarillo until February 1996, is on the Board of Directors of Thornton Winery Corporation in Temecula, Sjogren's Syndrome Foundation in Port Washington, New York, and is a Life Trustee of the San Diego Museum of Art. Ms. Thornton is the spouse of John M. Thornton, Chairman of the Board.

    Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Officers are chosen by, and serve at the discretion of, the Board of Directors.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the last three completed fiscal years by (i) the Company's chief executive officer and
(ii) the Company's two other most highly compensated executive officers who were serving as executive officers at the end of that year (together, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                       ANNUAL COMPENSATION            -------------
                                                ---------------------------------        AWARDS
                                                                         OTHER         SECURITIES
                                                                         ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION               YEAR   SALARY      BONUS     COMPENSATION      OPTIONS
----------------------------------------  ----  --------    -------    ----------     -------------
John M. Thornton                          1996  $150,000    $    --      $   --         $     --
 Chairman of the Board                    1995   150,000         --          --               --
                                          1994   150,000         --          --               --
John F. Kessler                           1996   140,000     42,375(2)    1,095(3)       100,000
 President and Chief Executive Officer    1995   140,000         --          --               --
                                          1994    59,231(1)      --       --             200,000
Gerald I. Farmer, Ph.D                    1996   137,100     41,497(2)    1,091(3)        20,000
 Executive Vice President                 1995   137,100         --          --               --
                                          1994   137,100      3,428          --           50,000

    The following table sets forth the number of shares covered by both exercisable and unexercisable stock options as of September 30, 1996. Also reported are values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of September 30, 1996.

                      OPTION VALUES AT SEPTEMBER 30, 1996

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                                                    OPTIONS AT FISCAL        IN-THE-MONEY OPTIONS
                                                        YEAR-END            AT FISCAL YEAR END (4)
                                                -------------------------  -------------------------
NAME                                            EXERCISABLE  UNEXERCISABLE EXERCISABLE  UNEXERCISABLE
----------------------------------------------  -----------  ------------  -----------  ------------
John M. Thornton                                    --            --       $   --        $   --
John F. Kessler                                    188,334       116,666       522,219      313,898
Gerald Farmer, Ph.D.                                87,222        27,778       256,484       75,019

------------------------------
(1) Mr. Kessler was elected President and Chief Executive Officer of the Company in April 1994.

(2) Subject to board approval.

(3) Consists solely of matching contributions to the Company's 401(k) plan.

(4) Based on closing bid price of $4.00 as of September 30, 1996 as reported on the Nasdaq SmallCap Market.

    The Company maintains an Executive Severance Policy which provides for severance pay in the event of involuntary termination in an amount equal to 13 weeks of the participant's base compensation, plus two additional weeks of base compensation for each year of service up to a maximum of 26 weeks. By special arrangement, the Company has agreed to pay Mr. Kessler severance pay equal to 26 weeks compensation in the event of involuntary termination.

    The Company also maintains an Executive Incentive Plan in which Messrs. Kessler and Farmer participate. The plan provides for cash bonuses, expressed as a percentage of the participant's base compensation, in the event that the Company meets certain net sales and pre-tax, pre-bonus income goals. The precise goals and the amount of the potential bonus are established by the Compensation Committee each year. In fiscal 1996, Mr. Kessler and Dr. Farmer each received bonuses under this plan in the amount of $42,375 and $41,497 respectively.

DIRECTOR COMPENSATION

    The Company does not pay compensation for service as a director to persons employed by the Company. Outside directors are paid $1,000 for each meeting they attend.

EMPLOYEE BENEFIT PLANS

    1986 AND 1988 STOCK OPTION PLANS. The Company's 1986 Stock Option Plan (the "1986 Plan") authorized the issuance of an aggregate of 630,000 shares of the Company's Common Stock. At September 30, 1996, 331,584 shares of Common Stock were subject to outstanding options issued pursuant to the 1986 Plan. The 1986 Plan terminated on September 30, 1996 and no additional options may be granted under that plan. The Company's 1988 Stock Option Plan (the "1988 Plan") authorizes the Company to grant to its directors, officers and key employees non-qualified stock options to purchase up to 650,000 shares of the Company's Common Stock. At September 30, 1996, 472,973 shares were reserved for issuance under the 1988 Plan of which 410,000 were subject to outstanding options and 62,973 remained available for future grants. The Compensation Committee of the Board of Directors (the "Committee") administers the 1986 Plan and the 1988 Plan. The Committee selects the recipients to whom options are granted and determines the number of shares to be awarded. Options granted pursuant to the 1986 Plan and the 1988 Plan are exercisable at a price determined by the Committee at the time of the grant, but in no event will the option price be lower than the fair market value of the Common Stock on the date of the grant. However, discounted options to directors under the 1988 Plan may be exercisable at $1.00 per share. Options become exercisable at such times and in such installments (which may be cumulative) as the Committee provides in the terms of each individual option agreement. In general, the Committee is given broad discretion to issue options in exchange and to accept a wide variety of consideration (including shares of Common Stock of the Company, promissory notes, or unexercised options) in payment for the exercise price of stock options.

    1996 STOCK OPTION PLAN. The Board of Directors has approved the adoption of a 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes the issuance of an additional 1,000,000 shares of the Company's Common Stock pursuant to the exercise of options granted thereunder. Options granted under the 1996 Plan are exercisable at a price determined by the Committee at the time of grant, but in no event will the option price be lower than the fair market value of the Common Stock on the date of grant. Subsequent to September 30, 1996, options for 283,250 shares were granted under the 1996 Plan and 716,750 were available for future grants. The options granted vest on a monthly basis over a three year vesting period and certain of the options are subject to an accelerated vesting schedule in the event of a change in control of the Company.

    EMPLOYEE SAVINGS PLAN. Effective January 1, 1991, the Company established an Employee Savings Plan (the "Savings Plan") intended to qualify under Section 401(k) of the Internal Revenue Code (the "Code"), which is available to all employees who satisfy the age and service requirements under the Savings Plan. The Savings Plan allows an employee to defer up to 15% of the employee's compensation for the pay period as elected in his or her salary deferral agreement on a pre-tax basis pursuant to a cash or deferred arrangement under
Section 401(k) of the Code (subject to maximums permitted under federal law). This contribution generally will not be subject to federal tax until it is distributed from the

Savings Plan. In addition, these contributions are fully vested and non-forfeitable. Contributions to the Savings Plan are deposited in a trust fund established in connection with the Savings Plan. The Company may make discretionary contributions to the Savings Plan at the end of each fiscal year as deemed appropriate by the Board of Directors. Vested amounts allocated to each participating employee are distributed in the event of retirement, death, disability or other termination of employment.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As permitted by Section 145 of the Delaware General Corporation Law, the Amended and Restated Bylaws (the "Bylaws") of the Company provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law, and further requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Company (including expenses, judgments, fines and settlements of derivative actions, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful.

    As permitted by the Delaware General Corporation Law, the Company's Certification of Incorporation includes a provision that eliminates the personal liability of its directors to the fullest extent permitted by the Delaware General Corporation Law, which eliminates personal liability for monetary damages for breach of fiduciary duty as director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

                              CERTAIN TRANSACTIONS

    At the close of its fiscal year ending September 30, 1994, the Company wrote down $1,046,000 of assets related to its TEMPEST business, attributable to the decline in the TEMPEST market. That write-down caused the Company's net capital to fall below the minimum listing requirements for the Nasdaq SmallCap Market, and the Company was delisted on March 9, 1995. In March, 1995, the Company issued an aggregate of 666,999 shares of its Common Stock to 15 individuals, in a private placement for an aggregate of $475,704, net of costs, or $0.71 per share. Mr. Thornton, Chairman of the Board, acquired 26,000 shares of Common Stock at a gross price of $.94 per share, and Mr. Kessler, President and Chief Executive Officer, acquired 35,000 shares, in that offering at a gross price of $.75 per share, on the same terms and conditions offered to other investors. The proceeds from this offering were used to increase the Company's net capital and in May 1995, the Company successfully reapplied for listing on the Nasdaq SmallCap Market. See "Risk Factors -- Recent Delisting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Effective October 20, 1995, the Company entered into investment banking agreements with several NASD-registered broker dealers, including Cruttenden Roth Incorporated. Pursuant to those agreements, the Company issued warrants to purchase an aggregate of 210,000 shares of its Common Stock at a price of $1.50 per share exercisable for a period of two years. The warrants were granted in exchange for the provision of various investment banking services, and contained piggyback registration rights which permit the holders to include their shares in any future registration statement filed by the Company until March 31, 1998, subject to certain limitations. See "Description of Capital Stock -- Registration Rights."

    Any future transactions between the Company and its officers, directors, principal shareholders or other affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties on an arms-length basis and will be approved by a majority of the Company's independent and disinterested directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's outstanding Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the Common Stock being offered hereby by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Officers,
(iv) all executive officers and directors of the Company as a group, and (v) each of the Selling Stockholders. Unless otherwise specified, the address of the stockholder is the address of the Company as set forth herein.

                                                            SHARES         NUMBER OF        SHARES
                                                      BENEFICIALLY OWNED    SHARES    BENEFICIALLY OWNED
                                                           PRIOR TO          BEING          AFTER
                                                         OFFERING (1)       OFFERED    OFFERING (1)(2)
                                                      ------------------   ---------  ------------------
DIRECTORS, NAMED OFFICERS AND 5% STOCKHOLDERS          NUMBER    PERCENT    NUMBER     NUMBER    PERCENT
----------------------------------------------------  ---------  -------   ---------  ---------  -------
John M. and Sally B. Thornton Trust (3).............  3,702,584     47.6%    952,625  2,749,959   27.4%
John B. DeBello (4).................................      7,500    *               0      7,500    *
John F. Kessler (5).................................    252,222      3.2           0    252,222    2.5
Gerald I. Farmer (6)................................    101,111      1.3           0    101,111    1.0
Daniel F. Steimle (7)...............................     33,688    *               0     33,688    *
Directors and Executive Officers as a Group (6
 persons)...........................................  4,097,105     52.6%    952,625  3,144,480  31.34%


OTHER SELLING STOCKHOLDERS
----------------------------------------------------
Richard S. Dawson (8)...............................     18,808    *          17,724      1,084    *
Glenn Hamilton (9)..................................      7,200    *           7,200          0    *
Ken Davis (9).......................................      8,700    *           8,700          0    *
ETL Holdings Canada Inc. (9)........................      9,576    *           9,576          0    *
Solion Corporation of Alberta Ltd. (9)..............      9,576    *           9,576          0    *
Merritt Widen (10)..................................    193,364      2.5     193,364          0    *
Nathan A. Low (11)..................................     25,000    *          25,000          0    *
Douglas A. Backus (12)..............................     20,000    *          20,000          0    *
J.P. III, Inc. Pension Plan (13)....................     20,000    *          20,000          0    *
David Rochat (14)...................................     15,151    *          15,151          0    *
Mary E.C. Benek (15)................................     15,151    *          15,151          0    *
Wayne Johnson (16)..................................      5,933    *           5,933          0    *

------------------------------
 * Less than 1%

 (1) Does not include (i) up to 146,250 shares issuable upon exercise of the Underwriters' Warrant, (ii) up to 215,000 shares issuable upon exercise of outstanding warrants and (iii) 463,041 issuable upon the exercise of options granted under the Option Plans at a weighted average per share exercise price of $1.21.

 (2) Assumes the Underwriters' overallotment option is not exercised. The Underwriters' overallotment option has been granted by the John M. and Sally B. Thornton Trust (the "Thornton Trust") in an amount up to 532,500 shares. If the Underwriters' overallotment option is exercised in full, the Thornton Trust will own 2,217,459 shares, or 22.10% of the outstanding shares.

 (3) John M. Thornton and Sally B. Thornton, husband and wife, are trustees of a family trust, and are each directors of the Company. Mr. Thornton has served as its Chairman of the Board for the past nine years and was President and CEO from 1991-92.

 (4) Represents 7,500 shares of Common Stock subject to options exercisable within 60 days of September 30, 1996. Mr. DeBello is a director of the Company.

 (5) Represents 16,100 shares of Common Stock held by John F. Kessler IRA and 33,900 shares of Common Stock held by John F. and Kerry J. Kessler, tenants in common, and includes 202,222 shares of Common Stock subject to options exercisable within 60 days of September 30, 1996. Mr. Kessler is the President, CEO and a director of the Company.

 (6) Represents 10,000 shares of Common Stock held by Dr. Farmer and includes 91,111 shares of Common Stock subject to options exercisable within 60 days of September 30, 1996. Dr. Farmer is a director and Executive Vice President of the Company.

 (7) Represents 14,521 shares of Common Stock held by Mr. Steimle and includes 19,167 shares of Common Stock subject to options exercisable within 60 days of September 30, 1996. Mr. Steimle is a director of the Company.

 (8) Includes 1,084 shares of Common Stock subject to options exercisable within 60 days of September 30, 1996. Mr. Dawson is an employee at the Company's subsidiary Mitek Systems Canada, Inc. and was a founder of TRACS International, Inc. Address: c/o TRACS International, Inc., 10655 Southport Road, S.W., Suite 560, Calgary, Alberta, Canada T2W 4Y1.

 (9) Address: c/o TRACS International, Inc., 10655 Southport Road, SW, Suite 560, Calgary, Alberta, Canada T2W 4Y1.

(10) Mr. Widen is an affiliate of Heartland. Heartland has provided financial services to the Company over the prior two years. Address: 1 Hallidie Plaza, #701, San Francisco, California 94102.

(11) Address: 515 West End Avenue, #33D, New York, New York, 10024.

(12) Address: 37 Kessel Court, #211, Madison, Wisconsin 53703.

(13) Address: 2 E. Mifflin Street, Suite 901, Madison, Wisconsin 53703.

(14) Address: RFD #1, Chelsea, Vermont 05038.

(15) Address: 2619 Prindle Road, Belmont, California 92002.

(16) Address: 22 Wakeman Place, Westport, Connecticut 06880.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of (i) 20,000,000 shares of Common Stock, $.001 par value, and (ii) 1,000,000 shares of Preferred Stock, $.001 par value. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK

    As of September 30, 1996, there were 7,782,971 outstanding shares of Common Stock held by 607 holders of record. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after the payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

    The holders of Common Stock have no preemptive rights or other rights to subscribe for securities of the Company. Each share of Common Stock is entitled to one vote in the election of directors and on all matters submitted to a vote of stockholders. Holders of Common Stock currently have the right to cumulate their votes in the election of directors under a provision of the California General Corporate Law which applies to the Company by virtue of the nature of its operations in California. Under the California General Corporation Law, the Company may amend its Bylaws to provide for the elimination of a stockholder's right to cumulate votes in the election of directors. Such a provision would become effective if the shares of the Company were to be listed on the New York Stock Exchange or American Stock Exchange, or if the Company's shares were to be listed on the Nasdaq National Market and the Company had at least 800 holders of its equity securities (measured as of the record date for its most recent annual meeting of stockholders).

PREFERRED STOCK

    The Company has no outstanding shares of Preferred Stock. Preferred Stock may, however, be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion preferences, privileges and restriction rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

DELAWARE ANTI-TAKEOVER LAW

    The Company may become subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq SmallCap Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets), with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

CERTAIN CHARTER PROVISIONS

    Section 102 of the Delaware General Corporation Law provides that Delaware corporations may include provisions in their certificate of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Certificate of Incorporation provides that the personal liability of the directors of the Company is eliminated to the fullest extent permitted under Delaware law. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law, and further requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Company (including expenses, judgments, fines and settlements of derivative actions, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The Company believes that the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

REGISTRATION RIGHTS

    The Company has granted registration rights under agreements with three principal groups of security holders. In March 1995, the Company sold shares of its Common Stock to 15 individuals in a private placement in reliance on Section 4(2) of the Securities Act. See "Certain Transactions." The Company also entered into registration rights agreements with each of the individuals in that offering. Pursuant to the terms of the registration rights agreement, investors holding a majority of the shares acquired in the private placement have the right to demand that the Company effect one registration statement covering their shares. They are also granted "piggyback" registration rights on any other registration statement filed by the Company prior to March 1, 1998; provided, however, that the Company is only required to effect one registration, whether demand or piggyback, for the shares covered by such registration rights. This Prospectus is part of a registration statement that includes certain of the shares issued in connection with that offering, and no investors from the private placement will have registration rights after the effectiveness of this offering.

    In June 1995, the Company purchased substantially all of the assets of TRACS International, Inc. ("TRACS"), a Calgary Canada corporation, in exchange for 75,000 shares of its Common Stock and royalties on certain product sales. In connection with that transaction, the Company entered into a registration rights agreement with TRACS pursuant to which the Company covenanted to use its best efforts to effect a registration covering such shares on or before June 30, 1996. All of the shares originally issued to TRACS are presently included in this offering, and upon its completion the Company's obligations to TRACS under the registration rights agreement will be fulfilled.

    In October 1995, the Company entered into investment banking agreements with several NASD registered broker-dealers. Pursuant to the investment banking agreements, the Company issued warrants to purchase Common Stock to the broker-dealers which vested upon the performance of certain specified investment banking services. The warrants also provided for "piggy-back" registration rights which permit the holders to include the Common Stock underlying their warrants in any future registration statement filed by the Company at any time prior to March 31, 1998, subject to certain limitations such as underwriters cutbacks. None of the shares issuable upon exercise of those warrants are included in the present offering. As of the date of this Prospectus, warrants to purchase 210,000 shares of Common Stock had been issued to broker-dealers, of which warrants to purchase 200,000 shares of Common Stock had vested and 10,000 had expired pursuant to their terms. See "Certain Transactions."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Chase Mellon Shareholder Services Incorporated, LPC.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                              NUMBER OF
UNDERWRITERS                                                                                   SHARES
-------------------------------------------------------------------------------------------  -----------
Unterberg Harris...........................................................................    1,775,000
Cruttenden Roth Incorporated...............................................................    1,775,000
                                                                                             -----------
    Total..................................................................................    3,550,000
                                                                                             -----------
                                                                                             -----------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock offered hereby if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, such commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

    The Underwriters have advised the Company that they propose initially to offer the Common Stock offered hereby to the public at the public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.10 per share. The Underwriters may allow, and such dealers may re-allow, a discount not in excess of $0.10 per share on sales to certain other dealers. After the public offering of the Common Stock, the offering price, discount and re-allowance may be changed.

    John M. Thornton has granted the Underwriters an option, which may be exercised within 45 days after the date of this Prospectus, to purchase up to an additional 532,500 shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of shares that the number of shares of Common Stock to be purchased by it shown on the foregoing table bears to the total number of shares initially offered hereby.

    The Company and, to the extent of any proceeds received by them, the Selling Stockholders, have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and the Company's directors and officers have agreed to a "lock-up" arrangement under which they will not publicly sell or dispose of any shares of Common Stock, except for the shares offered hereby, without the prior written consent of Unterberg Harris for a period of 180 days after the effective date of this Registration Statement. In addition, during the period between 180 days and 270 days after the effective date of the Registration Statement, the Company and its directors and officers will not sell more than the number of shares of Common Stock such person or entity may sell pursuant to Rule 144 of the Securities Act.

    Upon completion of this offering, the Company will issue to the Underwriters warrants to purchase an aggregate of up to 146,250 shares of Common Stock. The warrants will be exercisable at a per share exercise price equal to 120% of the public offering price, subject to adjustment in certain events, and are exercisable at any time during the four-year period commencing one year following the date of this Prospectus. The warrants are not transferable for one year from the date of this Prospectus except (i) to an Underwriter or a partner or officer of an Underwriter or (ii) by will or operation of law. Following such one-year period, the warrants will be freely transferable. The holders of shares Common Stock acquired upon exercise of the warrants have the right to include such shares in any future registration statements filed by the Company and to demand one registration for the shares.

For the term of the warrants, the holders of the warrants are given the opportunity to profit from a rise in the market price of the Common Stock with a resulting reduction in the interest of the Company's stockholders upon exercise of the warrants.

    The Company has agreed to pay Cruttenden Roth Incorporated a non-accountable expense allowance of one percent of the total proceeds of the offering. The Company has also agreed that, for a period of one year after the effective date of the registration statement of which this Prospectus is a part, if the Company conducts an offering of any debt or equity securities for the purpose of raising capital for the Company, then Unterberg Harris and Cruttenden Roth Incorporated will have a right of first refusal to manage such offering.

    In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq SmallCap Market or over-the-counter market, immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids in the Nasdaq SmallCap Market or over-the-counter market limited by the bid prices of independent market makers on each day. Such bids are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    The Underwriters have informed the Company and the Selling Stockholders that the Underwriter will not confirm sales to discretionary accounts.

    In January 1995, the Company entered into a contract with Heartland Financial Corp ("Heartland") for the provision of certain financial consulting services, including assisting the Company in establishing relationships with investment bankers and improving the liquidity of the Company's Common Stock. Heartland has indicated to the Company in conversations that it believes that it is entitled to a $375,000 fee in connection with this offering under the terms of its contract. The Company disputes this claim. The contract between Heartland and the Company requires that all disputes be arbitrated. While there can be no assurance that Heartland will not seek to arbitrate its claim against the Company or would be unsuccessful in prosecuting such a claim if it were arbitrated, the Company believes that any potential liability arising out of such a claim would be immaterial.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Luce, Forward, Hamilton & Scripps LLP, 600 W. Broadway, Suite 2600 San Diego, California, 92101. Gray Cary Ware & Freidenrich, A Professional Corporation, 4365 Executive Drive, Suite 1600 San Diego, California, 92121, is acting as counsel for the Underwriters in connection with certain legal matters, relating to the Common Stock offered hereby. Luce, Forward, Hamilton & Scripps LLP has warrants to purchase 15,000 shares of the Company's Common Stock at an exercise price of $1.50 per share.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1995 and 1996 for each of the three years in the period ended September 30, 1996 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, Independent Auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed a Registration Statement with respect to the Shares offered by this Prospectus on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission upon payment of the prescribed fees.

    The Company is also subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied without charge at the Public Reference Section of the Commission, and at the Commission's regional offices; and copies of such material can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees.

                             ADDITIONAL INFORMATION

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices located at 10070 Carroll Canyon Road, San Diego, California 92131, Attention: President, telephone number (619) 635-5900.

                              MITEK SYSTEMS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                      PAGE
                                                                                              --------------------
Independent Auditors' Report................................................................          F-2

Consolidated Balance Sheets.................................................................          F-3

Consolidated Statements of Operations.......................................................          F-4

Consolidated Statements of Changes in Stockholders' Equity..................................          F-5

Consolidated Statements of Cash Flows.......................................................          F-6

Notes to Consolidated Financial Statements..................................................    F-7 through F-13

Unaudited Pro Forma Consolidated Statement of Operations....................................          F-14

                          INDEPENDENT AUDITORS' REPORT

Mitek Systems, Inc.:

    We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Diego, California
November 1, 1996

                              MITEK SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                             SEPTEMBER 30,
                                                                                     -----------------------------
                                                                                          1995           1996
                                                                                     --------------  -------------
Current Assets:
  Cash.............................................................................  $      103,895  $     210,413
  Accounts receivable -- net.......................................................       1,619,886      2,258,541
  Note receivable..................................................................         158,335             --
  Inventories......................................................................         131,929        278,206
  Prepaid expenses and other assets................................................          52,777        240,364
                                                                                     --------------  -------------
    Total current assets...........................................................       2,066,822      2,987,524
                                                                                     --------------  -------------
Property and Equipment -- net......................................................         131,085        146,888
Other Assets -- net................................................................         666,393        628,030
                                                                                     --------------  -------------
    Total..........................................................................  $    2,864,300  $   3,762,442
                                                                                     --------------  -------------
                                                                                     --------------  -------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term liabilities.........................................  $      267,927  $       9,190
  Amount payable under factoring agreement.........................................         195,545             --
  Accounts payable.................................................................         722,955        472,775
  Accrued payroll and related taxes................................................         163,789        302,037
  Other accrued liabilities........................................................         114,803        319,973
                                                                                     --------------  -------------
    Total current liabilities......................................................       1,465,019      1,103,955
                                                                                     --------------  -------------
Long-term Liabilities..............................................................          56,567          6,147
                                                                                     --------------  -------------
Commitments and Contingencies (Note 9).............................................
Stockholders' Equity:
  Common stock -- $.001 par value; 20,000,000 shares authorized, 7,782,971 and
   7,727,958 issued and outstanding in 1996 and 1995, respectively.................           7,728          7,783
  Additional paid-in capital.......................................................       3,423,072      3,503,634
  Accumulated deficit..............................................................      (2,088,086)      (859,077)
                                                                                     --------------  -------------
    Total stockholders' equity.....................................................       1,342,714      2,652,340
                                                                                     --------------  -------------
      Total........................................................................  $    2,864,300  $   3,762,442
                                                                                     --------------  -------------
                                                                                     --------------  -------------

                See notes to consolidated financial statements.

                              MITEK SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                         -----------------------------------------
                                                                             1994           1995          1996
                                                                         -------------  ------------  ------------
Net sales..............................................................  $  10,162,511  $  6,633,176  $  8,153,628
Cost of goods sold.....................................................      6,656,394     3,330,109     2,782,204
                                                                         -------------  ------------  ------------
Gross margin...........................................................      3,506,117     3,303,067     5,371,424
                                                                         -------------  ------------  ------------
Costs and expenses:
  General and administrative...........................................      1,104,972     1,117,014     1,186,170
  Research and development.............................................      1,024,321     1,004,131     1,313,951
  Selling and marketing................................................      1,513,309     1,388,422     1,414,125
  Tempest writedowns and accruals......................................      1,046,394            --            --
  Interest -- net......................................................         97,538        66,941        91,344
                                                                         -------------  ------------  ------------
    Total costs and expenses...........................................      4,786,534     3,576,508     4,005,590
                                                                         -------------  ------------  ------------
    Operating income (loss)............................................     (1,280,417)     (273,441)    1,365,834
Other income...........................................................             --       204,853            --
                                                                         -------------  ------------  ------------
Income (loss) before income taxes......................................     (1,280,417)      (68,588)    1,365,834
Provision (benefit) for income taxes...................................       (222,766)          800       136,825
                                                                         -------------  ------------  ------------
    Net income (loss)..................................................  $  (1,057,651) $    (69,388) $  1,229,009
                                                                         -------------  ------------  ------------
                                                                         -------------  ------------  ------------
Income (loss) per share................................................  $       (0.15) $      (0.01) $       0.15
                                                                         -------------  ------------  ------------
                                                                         -------------  ------------  ------------

                See notes to consolidated financial statements.

                              MITEK SYSTEMS, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                                                                        ADDITIONAL
                                                            COMMON        PAID-IN      ACCUMULATED
                                                             STOCK        CAPITAL        DEFICIT          TOTAL
                                                          -----------  -------------  --------------  --------------
Balance, September 30, 1993.............................   $   6,865   $   2,772,240  $     (961,047) $    1,818,058
  Issuance of common stock..............................          15          18,735              --          18,750
  Exercise of stock options.............................          33          29,644              --          29,677
  Net loss..............................................          --              --      (1,057,651)     (1,057,651)
                                                          -----------  -------------  --------------  --------------
Balance, September 30, 1994.............................       6,913       2,820,619      (2,018,698)        808,834
  Issuance of common stock through private placement for
   cash.................................................         667         475,037              --         475,704
  Issuance of common stock in connection with Tracs
   International, Inc. acquisition (Note 2).............          75          78,563              --          78,638
  Exercise of stock options.............................          73          48,853              --          48,926
  Net loss..............................................          --              --         (69,388)        (69,388)
                                                          -----------  -------------  --------------  --------------
Balance, September 30, 1995.............................       7,728       3,423,072      (2,088,086)      1,342,714
  Stock warrants issued for services rendered...........          --          17,131              --          17,131
  Exercise of stock options.............................          45          48,441              --          48,486
  Exercise of warrants..................................          10          14,990              --          15,000
  Net income............................................          --              --       1,229,009       1,229,009
                                                          -----------  -------------  --------------  --------------
Balance, September 30, 1996.............................   $   7,783   $   3,503,634  $     (859,077) $    2,652,340
                                                          -----------  -------------  --------------  --------------
                                                          -----------  -------------  --------------  --------------

                See notes to consolidated financial statements.

                              MITEK SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                           -------------------------------------
                                                                              1994         1995         1996
                                                                           -----------  -----------  -----------
Operating Activities:
  Net income (loss)......................................................  $(1,057,651) $   (69,388) $ 1,229,009
  Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
    Depreciation and amortization........................................      807,912      430,598      420,194
    Gain on sale of Tempest..............................................           --     (204,853)          --
    (Gain) loss on sale of property and equipment........................      (33,409)      (6,045)       2,822
    Common stock issued as compensation..................................       42,232           --           --
    Changes in assets and liabilities:
                                                                                                              --
      Accounts receivable................................................      117,045      (96,813)    (638,655)
      Income taxes receivable............................................     (238,950)     238,950           --
      Inventories, prepaid expenses and other assets.....................    1,275,875     (133,670)    (590,959)
      Accounts payable and accrued expenses..............................      256,322     (486,175)     110,786
                                                                           -----------  -----------  -----------
        Net cash provided by (used in) operating activities..............    1,169,376     (327,396)     533,197
                                                                           -----------  -----------  -----------
Investing Activities:
  Purchases of property and equipment....................................      (94,434)     (49,311)    (143,361)
  Proceeds from sale of Tempest..........................................           --      206,665           --
  Proceeds from note receivable..........................................           --           --      158,335
  Proceeds from sale of property and equipment...........................       36,923        6,045           --
                                                                           -----------  -----------  -----------
        Net cash provided by (used in) investing activities..............      (57,511)     163,399       14,974
                                                                           -----------  -----------  -----------
Financing Activities:
  Proceeds from borrowings...............................................           --      710,339    1,796,816
  Repayment of debt......................................................   (1,254,437)  (1,067,053)  (2,301,955)
  Proceeds from exercise of stock options and warrants...................        6,195       48,926       63,486
  Net proceeds from sales of stock.......................................           --      475,704           --
                                                                           -----------  -----------  -----------
        Net cash provided by (used in) financing activities..............   (1,248,242)     167,916     (441,653)
                                                                           -----------  -----------  -----------
Net Increase (decrease) in Cash..........................................     (136,377)       3,919      106,518
Cash at Beginning of Year................................................      236,353       99,976      103,895
                                                                           -----------  -----------  -----------
Cash at End of Year......................................................  $    99,976  $   103,895  $   210,413
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
Supplemental Disclosure of Cash Flow Information:
  Cash paid for interest.................................................  $   131,013  $    85,662  $   101,377
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
  Income tax refund received.............................................  $    71,602  $   279,903  $     2,712
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
  Cash paid for income taxes.............................................  $    16,184  $     2,737  $    21,263
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------

                See notes to consolidated financial statements.

                              MITEK SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    BUSINESS -- Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition"). Through March 1995, the Company was also a systems integrator and value-added reseller of computer equipment systems to businesses and high-security governmental agencies ("Tempest") (see Note 3).

    BASIS OF CONSOLIDATION -- The consolidated financial statements include accounts of Mitek Systems, Inc. and its wholly-owned subsidiary, Mitek Systems Canada, Incorporated on June 21, 1995. All intercompany transactions and balances are eliminated in consolidation.

    ACCOUNTS RECEIVABLE -- Accounts receivable are net of an allowance for doubtful accounts of $91,146 and $32,953 at September 30, 1996 and 1995, respectively. The provision for bad debts was $99,500, $60,000 and $115,895 for the years ended September 30, 1996, 1995 and 1994, respectively.

    INVENTORIES -- Inventories are recorded at the lower of cost (on a first-in, first-out basis) or market. Major classes of inventories at September 30, 1996 and 1995 were as follows:

                                                                         1996         1995
                                                                      -----------  -----------
Raw materials.......................................................  $    55,366  $    36,929
Work-in-process.....................................................                    42,970
Finished Goods......................................................      222,840       52,030
                                                                      -----------  -----------
  Total.............................................................  $   278,206  $   131,929
                                                                      -----------  -----------
                                                                      -----------  -----------

    PROPERTY AND EQUIPMENT -- Following is a summary of property and equipment as of September 30, 1996 and 1995.

                                                                      1996           1995
                                                                  -------------  -------------
Property and equipment -- at cost:
  Equipment.....................................................  $     937,560  $   1,055,877
  Furniture and fixtures........................................         59,136         61,772
  Leasehold improvements........................................         52,985         52,985
                                                                  -------------  -------------
                                                                      1,049,681      1,170,634
Less: accumulated depreciation and amortization.................        902,793      1,039,549
                                                                  -------------  -------------
  Total.........................................................  $     146,888  $     131,085
                                                                  -------------  -------------
                                                                  -------------  -------------

    DEPRECIATION AND AMORTIZATION -- Depreciation and amortization of property and equipment and prepaid license/support fees are provided using the straight-line method over estimated useful lives ranging from two to five years. Depreciation and amortization of property and equipment totalled $124,736, $153,691 and $352,543 for the years ended September 30, 1996, 1995 and 1994, respectively. Amortization of prepaid license/support fees totalled $295,458, $276,908 and $455,369 for the years ended September 30, 1996, 1995 and 1994, respectively.

    WARRANTY -- The Company accrues a warranty cost for all products sold. At September 30, 1996 and 1995, other accrued liabilities included an accrued warranty liability of $55,000 and $19,176, respectively. Warranty expense was $2,642, $-0- and $44,429 for the years ended September 30, 1996, 1995 and 1994, respectively.

    REVENUE RECOGNITION -- Revenue from product sales is generally recognized upon shipment.

                              MITEK SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESEARCH AND DEVELOPMENT -- Research and development costs are expensed in the period incurred.

    INCOME TAXES -- Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes". There was no material cumulative effect of adopting FAS No. 109 and no material effect on the effective tax rate for fiscal 1994.

    INCOME (LOSS) PER SHARE -- Income (Loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Outstanding stock options are included as common equivalents using the treasury stock method when the effect is dilutive. The weighted average number of shares used in determining income (loss) per share was 8,202,753 in 1996; 7,285,788 in 1995; and 6,877,425 in 1994.

    STATEMENTS OF CASH FLOWS -- Significant non-cash investing and financing activities were comprised of the following:

                                                                         YEAR ENDED SEPTEMBER 30,
                                                                   -------------------------------------
                                                                      1996         1995         1994
                                                                   -----------  -----------  -----------
Conversion of deferred rent to short-term obligation due to lease
 termination.....................................................                            $   198,762
Note receivable for the sale of the Tempest product line and
 related assets (Note 3).........................................               $   350,000
Shares exchanged for the assets and assumed liabilities of Tracs
 International, Inc. (Note 2)....................................                    78,638

    ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    NEW ACCOUNTING STANDARDS -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which will be effective for the Company beginning October 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, however, to continue to apply Accounting Principles Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclosed the required pro forma effect on net income and earnings per share.

    RECLASSIFICATIONS -- Certain prior years balances have been reclassified to conform to the 1996 presentation.

2.  ACQUISITION
    On June 21, 1995, the Company purchased substantially all of the assets and assumed the liabilities of Tracs International, Inc., a Calgary, Canada based developer of local area network facsimile servers. The purchase price included 75,000 unregistered shares of the Company's common stock and a 5% royalty on facsimile related sales for a maximum period of three years or a maximum amount of $300,000. Additional issuances of the Company's common shares may occur, contingent

                              MITEK SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  ACQUISITION (CONTINUED)
upon the exceeding of certain revenue targeted during a six month period following release from beta testing of a new product. The purchase resulted in $136,250 of goodwill, to be amortized over 60 months.

3.  SALE OF TEMPEST BUSINESS
    On March 17, 1995, the Company sold its Tempest business for $350,000. The Company recognized a gain on this sale of $204,853 which is recorded as other income in the consolidated statement of operations.

4.  STOCKHOLDERS' EQUITY

    OPTIONS -- The Company has two stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options. For both plans, options must be granted at fair market value and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock of the Company are excluded from the plans. The 1986 plan expired on September 8, 1996. A 1996 Option Plan replaced the expired plan. The 1996 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Remaining terms are the same as the expired plan.

    Information concerning all stock options granted by the Company for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                                    SHARES      PRICE RANGE
                                                                  ----------  ---------------
Balance, September 30, 1993.....................................     872,334  $    .656-2.250
Granted.........................................................     357,500      1.160-1.340
Exercised.......................................................     (32,369)      .656-1.810
Cancelled.......................................................    (404,465)      .656-2.250
                                                                  ----------
Balance, September 30, 1994.....................................     793,000       .656-2.250
Granted.........................................................      81,000      1.090-1.250
Exercised.......................................................     (72,947)      .656-1.159
Cancelled.......................................................    (245,553)      .656-2.250
                                                                  ----------
Balance, September 30, 1995.....................................     555,500       .656-2.250
Granted.........................................................     292,250      1.375-3.680
Exercised.......................................................     (45,012)      .670-1.380
Cancelled.......................................................     (61,154)     1.219-2.750
                                                                  ----------
Balance, September 30, 1996.....................................     741,584  $   .656-$3.680
                                                                  ----------
                                                                  ----------

    At September 30, 1996, options for 1,000,000 and 62,973 shares remained available for granting under the 1996 and 1988 stock option plans, respectively. At September 30, 1996, options for 463,041 shares were exercisable.

    SALE OF COMMON STOCK -- The Company undertook a private placement stock offering during the second and third quarters of 1995 in which 666,999 shares of common stock were issued, with net proceeds of $475,704.

5.  NOTES PAYABLE -- BANK
    At September 30, 1995, the Company had $291,667 outstanding on an advance made by a bank under a refinancing agreement at an interest rate of prime plus 2%. The advance was paid-off in full during the year ended September 30, 1996.

                              MITEK SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  NOTES PAYABLE -- BANK (CONTINUED)
    The Company has a $400,000 line of credit agreement with a bank which bears an interest rate of prime plus 2 1/2% and expires on February 1, 1997. At September 30, 1996, the Company had no outstanding borrowings on the line.

6.  FACTORING AGREEMENT
    In September 1995, the Company entered into a receivable factoring agreement with a finance company. Under the agreement, the finance company agreed to finance receivables from the Company up to a maximum of $650,000. The finance fee is calculated by taking 10% of the gross face value of the transferred receivables for every 10 day period from the date the receivables are transferred until such receivables are collected, subject to a minimum finance fee of $6,500 per month. Such agreement expires in March 1996 and was not renewed.

7.  INCOME TAXES
    For the years ended September 30, 1996, 1995 and 1994, the Company's provision (benefit) for income taxes was as follows:

                                                                1996        1995         1994
                                                             -----------  ---------  ------------
Federal -- current.........................................  $    98,588             $   (227,000)
State -- current...........................................       38,237  $     800         4,234
                                                             -----------  ---------  ------------
  Total....................................................  $   136,825  $     800  $   (222,766)
                                                             -----------  ---------  ------------
                                                             -----------  ---------  ------------

    The federal benefit for fiscal year 1994 represents the carryback of net operating losses to recover taxes paid in prior periods.

    There was no provision for deferred income taxes in 1996, 1995 or 1994. Under FAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets as of September 30, 1996 and 1995 are as follows:

                                                                               1996            1995
                                                                          --------------  --------------
Deferred tax assets:
  Reserves not currently deductible.....................................  $       63,000  $       21,000
  Book depreciation and amortization in excess of tax...................          85,000         108,000
  Research credit carryforwards.........................................         529,000         529,000
  AMT credit carryforward...............................................          29,000
  Net operating loss carryforwards......................................          60,000         838,000
  Capitalized research and development costs............................          85,000          24,000
  Uniform capitalization................................................         266,000
  Other.................................................................         176,000         148,000
                                                                          --------------  --------------
    Total deferred tax assets...........................................       1,293,000       1,668,000
    Valuation allowance for net deferred tax assets.....................      (1,293,000)     (1,668,000)
                                                                          --------------  --------------
Total...................................................................  $            0  $            0
                                                                          --------------  --------------
                                                                          --------------  --------------

    The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 1996 and 1995 due to uncertainties regarding the realization of such assets.

    The research credit and net operating loss carryforwards expire during the years 2004 to 2010. The Federal net operating loss carryforward at September 30, 1996 totaled $176,000.

                              MITEK SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  INCOME TAXES (CONTINUED)
    The differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:

                                                                     1996         1995         1994
                                                                 ------------  ----------  ------------
Amount computed using statutory rate (34%).....................  $    464,384  $  (23,320) $   (435,342)
Net change in valuation reserve for deferred tax assets........      (375,292)     23,320       203,829
Non deductible items...........................................         9,496                     4,513
State income taxes.............................................        38,237         800         4,234
                                                                 ------------  ----------  ------------
Provision (benefit) for income taxes...........................  $    136,825  $      800  $   (222,766)
                                                                 ------------  ----------  ------------
                                                                 ------------  ----------  ------------

8.  LONG-TERM LIABILITIES
    As of September 30, 1996 and 1995, long-term liabilities were as follows:

                                                                         1996         1995
                                                                       ---------  ------------
Capital lease obligations (see Note 10)..............................  $  13,904  $     31,831
Deferred rent payable (see Note 10)..................................      1,433           996
Notes payable -- bank (see Note 6)...................................                  291,667
                                                                       ---------  ------------
                                                                          15,337       324,494
Less current portions................................................     (9,190)     (267,927)
                                                                       ---------  ------------
  Total..............................................................  $   6,147  $     56,567
                                                                       ---------  ------------
                                                                       ---------  ------------

    The following property and equipment is leased under non-cancellable capital leases as of September 30, 1996 and 1995.

                                                                         1996         1995
                                                                       ---------  ------------
Equipment............................................................  $  26,254  $    133,751
Less accumulated depreciation........................................     (9,284)     (100,274)
                                                                       ---------  ------------
Total................................................................  $  16,970  $     33,477
                                                                       ---------  ------------
                                                                       ---------  ------------

9.  COMMITMENTS AND CONTINGENCIES
    LEASES -- The Company's offices and manufacturing facilities are leased under non-cancellable operating leases. The primary facilities lease expires on April 30, 1998, at which time the lease is renewable at current market rates.

    Future annual minimum rental payments under non-cancellable leases are as follows:

                                                                        OPERATING    CAPITAL
                                                                         LEASES      LEASES
                                                                       -----------  ---------
YEAR ENDING SEPTEMBER 30:
  1997...............................................................  $   134,938  $  11,220
  1998...............................................................       84,228      4,993
  1999...............................................................        2,153
  2000...............................................................
  2001...............................................................
                                                                       -----------  ---------
    Total............................................................      221,319     16,213
  Less amount representing interest..................................                   2,309
                                                                       -----------  ---------
  Present value of minimum lease payments............................  $   221,319  $  13,904
                                                                       -----------  ---------
                                                                       -----------  ---------

                              MITEK SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Rent expense for operating leases for the years ended September 30, 1996, 1995 and 1994 totalled $159,249, $62,509 and $480,996, respectively.

10. PRODUCT REVENUES AND SALES CONCENTRATIONS
    PRODUCT REVENUES -- During fiscal years 1996 and 1995 the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales, are summarized as follows:

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                      -------------------------------------
                                                                         1996         1995         1994
                                                                         -----        -----        -----
Tempest.............................................................                      22%          54%
Character recognition...............................................         94%          74%          45%
Other...............................................................          6%           4%           1%

    SALES CONCENTRATIONS -- For the years ended September 30, 1996, 1995 and 1994, the Company had the following sales concentrations:

                                                                                   1996         1995         1994
                                                                                   -----        -----        -----
U.S. government and its agencies
  * Percent of total sales....................................................          7%          16%          11%
Non-governmental customers to which sales were in excess of 10% of total sales
  * Number of customers.......................................................          2            2            1
  * Aggregate percentage of sales.............................................         33%          25%          21%
Foreign Sales -- primarily Europe.............................................         31%          21%          13%

11. OFFERING COSTS
    Through September 30, 1996, the Company incurred $185,000 of direct incremental costs, consisting primarily of legal and accounting services, in connection with a proposed public offering of its common stock which is expected to be completed in the first quarter of fiscal 1997. Such costs have been capitalized at September 30, 1996 and will be netted against the proceeds received from the offering.

12. SUBSEQUENT EVENT
    Effective October 11, 1996, the Company purchased certain technologies from Instant Information Deutschland (IID), a Munich, Germany based value-added distributor of Mitek products. The purchase price was $257,000; $87,000 payable in cash and the relief of all debt owed to the Company by IID in the amount of $170,000. As part of the purchase, the Company has exclusive licensing rights to use copyrights associated with the purchased technology. The licensing rights are freely transferrable, worldwide and royalty-free. The purchase will enable the Company to sell certain technologies directly into the German marketplace which were previously distributed by IID. The carrying value will be amortized over the estimated life of the purchased technology.

                                  * * * * * *

                              MITEK SYSTEMS, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

    The following unaudited pro forma consolidated statement of operations for the year ended September 30, 1995 gives effect to the sale of the TEMPEST line of business which occurred on March 17, 1995. This transaction is reflected as of October 1, 1994. The pro forma information is based on the September 30, 1995 statement of operations of Mitek Systems, Inc. (the "Company"), giving effect to the completed sale of the Company's TEMPEST line of business and the accounting assumptions and adjustments described in the accompanying notes to the pro forma consolidated statement of operations.

    The unaudited pro forma consolidated statement of operations has been prepared by the management of the Company based upon the unaudited statement of operations of the TEMPEST line of business for the period from October 1, 1994 to March 17, 1995 (the date of sale) and the statement of operations of the Company for the year ended September 30, 1995.

    Management of the Company does not believe that the unaudited pro forma consolidated statement of operations is indicative of the results that actually would have occurred if the sale had taken effect on the date indicated or which may be obtained in the future. The unaudited pro forma consolidated statement of operations should be read in conjunction with the financial statements and notes of Mitek Systems, Inc.

                              MITEK SYSTEMS, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995

                                                                               MITEK               PRO FORMA        PRO FORMA
                                                                           SYSTEMS, INC.          ADJUSTMENTS      CONSOLIDATED
                                                                        -------------------       -----------      ------------
Net sales.............................................................      $     6,633,176       $(1,498,000)(A)   $ 5,135,176
Cost of goods sold....................................................            3,330,109        (1,142,432)(A)     2,187,677
                                                                        -------------------       -----------      ------------
Gross margin..........................................................            3,303,067          (355,568)        2,947,499
                                                                        -------------------       -----------      ------------
Costs and expenses:
  General and administrative..........................................            1,117,014                --         1,117,014
  Research and development............................................            1,004,131           (58,329)(A)       945,802
  Selling and marketing...............................................            1,388,422                --         1,388,422
  Interest -- net.....................................................               66,941                --            66,941
                                                                        -------------------       -----------      ------------
  Total costs and expenses............................................            3,576,508           (58,329)        3,518,179
                                                                        -------------------       -----------      ------------
Operating loss........................................................             (273,441)         (297,239)         (570,680)
Other income..........................................................              204,853          (204,853)(B)             0
                                                                        -------------------       -----------      ------------
Loss before income taxes..............................................              (68,588)         (502,092)         (570,680)
Provision for income taxes............................................                  800                --               800
                                                                        -------------------       -----------      ------------
Net loss..............................................................      $       (69,388)      $  (502,092)      $  (571,480)
                                                                        -------------------       -----------      ------------
                                                                        -------------------       -----------      ------------
Loss per share........................................................      $         (0.01)               --       $     (0.08)
Weighted average common shares outstanding............................            7,285,788                --         7,285,788

                              MITEK SYSTEMS, INC.
       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

    Mitek Systems, Inc. (the "Company") sold the TEMPEST line of business on March 17, 1995 for $350,000, recognizing a gain of $204,853. The following adjustments are necessary to reflect the pro forma effects of the executed transaction.

    (A) Reflects the revenue and related cost of sales recognized and the research and development costs incurred from the TEMPEST line of business during the period October 1, 1994 through March 17, 1995.

    (B) Reflects the gain recognized on the sale of the TEMPEST line of business in the year ended September 30, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON. THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATE AS OF WHICH INFORMATION IS FURNISHED OR SINCE THE DATE OF THIS PROSPECTUS.

                           --------------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                      -----------
Prospectus Summary..................................           3
Risk Factors........................................           5
Use of Proceeds.....................................          14
Price Range of Common Stock.........................          15
Dividend Policy.....................................          15
Capitalization......................................          16
Dilution............................................          17
Selected Consolidated Financial Data................          18
Management's Discussion and Analysis of Financial
 Condition and Results of Operations................          19
Business............................................          26
Management..........................................          37
Certain Transactions................................          41
Principal and Selling Stockholders..................          42
Description of Capital Stock........................          44
Underwriting........................................          46
Legal Matters.......................................          47
Experts.............................................          48
Available Information...............................          48
Additional Information..............................          48
Index to Financial Statements.......................         F-1

                            ------------------------

  UNTIL DECEMBER 16, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,550,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                                UNTERBERG HARRIS

                                CRUTTENDEN ROTH
                                  INCORPORATED

                               NOVEMBER 21, 1996

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